================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                    ----------------------------------------

                                  WIPRO LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    ----------------------------------------

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                KARNATAKA, INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  DODDAKANNELLI
                                  SARJAPUR ROAD
                       BANGALORE, KARNATAKA 560035, INDIA
                                 +91-80-844-0011
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                    ----------------------------------------

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F [X]            Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

        Yes       [ ]            No         [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

         Not applicable.

================================================================================

               CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "The Company" or to "Wipro" are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

        In this Quarterly Report, references to "$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in Rupees. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

        Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of September 28, 2001, the last working day of the quarter, which was Rs. 47.90 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                                  WIPRO LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    AS OF SEPTEMBER 30,
                                                                    ------------------------------------------------
                                                                       2000               2001              2001
                                                                    ------------      ------------      ------------
                                                                     (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
                           ASSETS
Current assets:
     Cash and cash equivalents (Note 4) .......................    Rs.    982,944     Rs.  6,332,194      $    132,196
     Restricted cash (Note 4) .................................                --                 --                --
     Accounts receivable, net of allowances (Note 5) ..........         4,582,425          5,362,352           111,949
     Inventories (Note 6) .....................................         1,591,876          1,797,166            37,519
     Investment securities (Note 8) ...........................           137,798          2,706,996            56,513
     Deferred income taxes (Note 23) ..........................            37,978             77,385             1,616
     Other current assets (Note 7) ............................         2,582,927          4,289,439            89,550
                                                                   --------------     --------------      ------------
         Total current assets .................................         9,915,948         20,565,532           429,343
                                                                   --------------     --------------      ------------
Investment securities (Note 8) ................................           210,662            127,348             2,659
Property, plant and equipment, net (Note 9) ...................         4,156,064          6,371,497           133,017
Investments in affiliates (Note 14) ...........................           761,057            760,081            15,868
Deferred income taxes (Note 23) ...............................           256,073            136,670             2,853
Intangible assets, net (Note 10) ..............................             9,800            744,353            15,540
Other assets (Note 7) .........................................           283,357            558,305            11,656
                                                                   --------------     --------------      ------------
         Total assets .........................................    Rs. 15,592,961     Rs. 29,263,786      $    610,935
                                                                   ==============     ==============      ============

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Borrowings from banks (Note 16) ...........................    Rs.    151,495     Rs.    168,409      $      3,516
    Current portion of long-term debt (Note 17) ...............         1,322,729            133,507             2,787
    Accounts payable ..........................................         1,438,257          2,036,414            42,514
    Accrued expenses ..........................................         1,643,565          2,079,911            43,422
    Advances from customers ...................................           913,830          1,086,173            22,676
    Other current liabilities (Note 11) .......................           502,851            555,777            11,603
    Redeemable preferred stock (Note 20) ......................           250,000                 --                --
                                                                   --------------     --------------      ------------
         Total current liabilities ............................         6,222,727          6,060,191           126,518
                                                                   --------------     --------------      ------------
Long-term debt, excluding current portion (Note 17) ...........           139,571             49,771             1,039
Deferred income taxes (Note 23) ...............................            17,687             97,619             2,038
Other liabilities (Note 12) ...................................            85,196             66,733             1,393
                                                                   --------------     --------------      ------------
         Total liabilities ....................................         6,465,181          6,274,314           130,988
                                                                   --------------     --------------      ------------
Stockholders' equity:
Equity shares at Rs. 2 par value: 235,000,000 shares
    authorized as of March 31, 2000 and 375,000,000
    shares authorized as of March 31, 2001 and September
    30, 2000 and 2001; Issued and outstanding:
    229,156,350 shares as of March 31, 2000 and
    September 30, 2000, 232,433,019 shares as of March
    31, 2001, and 232,437,689 shares as of
    September 30, 2001 (Note 18) ..............................           458,313            464,875             9,705
Additional paid-in capital (Note 24) ..........................           788,718          6,691,379           139,695
Deferred stock compensation (Note 24) .........................          (150,784)           (47,084)             (983)
Accumulated other comprehensive income (Note 8) ...............             1,721             (3,588)              (75)
Retained earnings (Note 19) ...................................         8,029,887         15,883,965           331,607
Equity shares held by a controlled Trust:
    1,216,460, 1,280,885, 1,252,235 and 1,308,460 shares as of
    March 31, 2000, March 31, 2001, September 30, 2000, and
    September 30, 2001 (Note 24) ..............................               (75)               (75)               (2)
                                                                   --------------     --------------      ------------
         Total stockholders' equity ...........................         9,127,780         22,989,472           479,947
                                                                   --------------     --------------      ------------
         Total liabilities and stockholders' equity ...........    Rs. 15,592,961     Rs. 29,263,786      $    610,935
                                                                   ==============     ==============      ============


                                                                                   AS OF MARCH 31,
                                                                   -------------------------------------------------
                                                                        2000             2001               2001
                                                                   -------------      ------------      ------------

                           ASSETS
Current assets:
     Cash and cash equivalents (Note 4) .......................    Rs.    781,495     Rs.  5,622,681      $    117,384
     Restricted cash (Note 4) .................................             2,108                 --                --
     Accounts receivable, net of allowances (Note 5) ..........         4,431,360          5,924,361           123,682
     Inventories (Note 6) .....................................         1,215,160          1,486,355            31,030
     Investment securities (Note 8) ...........................           162,142          2,562,511            53,497
     Deferred income taxes (Note 23) ..........................            11,678             73,905             1,543
     Other current assets (Note 7) ............................           981,661          2,401,308            50,132
                                                                   --------------     --------------      ------------
         Total current assets .................................         7,585,604         18,071,121           377,268
                                                                   --------------     --------------      ------------
Investment securities (Note 8) ................................           135,008            144,105             3,008
Property, plant and equipment, net (Note 9) ...................         3,603,681          5,667,825           118,326
Investments in affiliates (Note 14) ...........................           704,885            689,693            14,399
Deferred income taxes (Note 23) ...............................           256,073            221,982             4,634
Intangible assets, net (Note 10) ..............................            10,795            833,305            17,397
Other assets (Note 7) .........................................           382,307            533,684            11,142
                                                                   --------------     --------------      ------------
         Total assets .........................................    Rs. 12,678,353     Rs. 26,161,715      $    546,174
                                                                   ==============     ==============      ============

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Borrowings from banks (Note 16) ...........................    Rs.     92,748     Rs.    346,650      $      7,237
    Current portion of long-term debt (Note 17) ...............         1,249,570          1,326,196            27,687
    Accounts payable ..........................................         1,387,606          1,847,243            38,565
    Accrued expenses ..........................................         1,490,250          1,792,989            37,432
    Advances from customers ...................................           754,825          1,077,371            22,492
    Other current liabilities (Note 11) .......................           435,561            467,801             9,766
    Redeemable preferred stock (Note 20) ......................           250,000                 --                --
                                                                   --------------     --------------      ------------
         Total current liabilities ............................         5,660,560          6,858,250           143,179
                                                                   --------------     --------------      ------------
Long-term debt, excluding current portion (Note 17) ...........           211,144             95,031             1,984
Deferred income taxes (Note 23) ...............................            17,974             90,642             1,892
Other liabilities (Note 12) ...................................           101,735             37,179               776
                                                                   --------------     --------------      ------------
         Total liabilities ....................................         5,991,413          7,081,102           147,831
                                                                   --------------     --------------      ------------
Stockholders' equity:
Equity shares at Rs. 2 par value: 235,000,000 shares
    authorized as of March 31, 2000 and 375,000,000
    shares authorized as of March 31, 2001 and September
    30, 2000 and 2001; Issued and outstanding:
    229,156,350 shares as of March 31, 2000 and
    September 30, 2000, 232,433,019 shares as of March
    31, 2001, and 232,437,689 shares as of
    September 30, 2001 (Note 18) ..............................           458,313            464,866             9,705
Additional paid-in capital (Note 24) ..........................           800,238          6,696,295           139,797
Deferred stock compensation (Note 24) .........................          (208,358)           (97,047)           (2,026)
Accumulated other comprehensive income (Note 8) ...............             1,772              1,431                30
Retained earnings (Note 19) ...................................         5,635,050         12,015,143           250,838
Equity shares held by a controlled Trust:
  1,216,460, 1,280,885, 1,252,235 and 1,308,460 shares as of
  March 31, 2000, March 31, 2001, September 30, 2000, and
  September 30, 2001 (Note 24) ................................               (75)               (75)               (2)
                                                                   --------------     --------------      ------------
         Total stockholders' equity ...........................         6,686,940         19,080,613           398,343
                                                                   --------------     --------------      ------------
         Total liabilities and stockholders' equity ...........    Rs. 12,678,353     Rs. 26,161,715      $    546,174
                                                                   ==============     ==============      ============


        See accompanying notes to the consolidated financial statements.

                        WIPRO LIMITED
              CONSOLIDATED STATEMENTS OF INCOME
              (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           THREE MONTHS ENDED SEPTEMBER 30,
                                                                   ---------------------------------------------------
                                                                       2000               2001               2001
                                                                   -------------      -------------      -------------
                                                                                       (UNAUDITED)        (UNAUDITED)
Revenues:
  Global IT Services and Products
        Services .............................................     Rs.  4,157,073     Rs.  5,194,442     $     108,443
        Products .............................................                 --            406,667             8,490
  India and AsiaPac IT Services and Products
        IT Services ..........................................            523,665            494,179            10,317
        IT Products ..........................................          1,799,816          1,229,268            25,663
  Consumer Care and Lighting .................................            788,303            742,762            15,507
  Others .....................................................            282,670            411,653             8,594
                                                                   --------------     --------------     -------------
        Total ................................................          7,551,527          8,478,971           177,014
                                                                   --------------     --------------     -------------
Cost of revenues:
  Global IT Services and Products
        Services .............................................          2,237,613          2,866,662            59,847
        Products .............................................                 --            357,628             7,466
  India and AsiaPac IT Services and  Products
        IT Services ..........................................            269,535            251,043             5,241
        IT Products ..........................................          1,499,008          1,017,499            21,242
  Consumer Care and Lighting .................................            579,051            544,533            11,368
  Others .....................................................            208,288            337,180             7,039
                                                                   --------------     --------------     -------------
        Total ................................................          4,793,495          5,374,545           112,203
                                                                   --------------     --------------     -------------
Gross profit .................................................          2,758,032          3,104,426            64,811
Operating expenses:
  Selling, general, and administrative expenses ..............         (1,101,241)        (1,093,935)          (22,838)
  Research and development expenses ..........................                 --            (30,800)             (643)
  Amortization of goodwill ...................................               (500)           (43,891)             (916)
  Foreign exchange gains/(losses), net .......................             30,769            122,122             2,550
  Gain on sale of property and equipment .....................                 --              1,246                26
                                                                   --------------     --------------     -------------
Operating income .............................................          1,687,060           2,059,16            42,989
Gain on sale of stock of affiliate, including
  direct issue of stock by affiliate (Note 14) ...............                 --                 --                --
Other income/(expense), net (Note 21) ........................             13,555            247,716             5,172
Income taxes (Note 23) .......................................           (198,047)          (209,151)           (4,366)
                                                                   --------------     --------------     -------------
Income before share of equity in earnings of
  affiliates  and minority interest ..........................          1,502,568          2,097,733            43,794
Equity in earnings of affiliates (Note 14) ...................             27,121             11,126               232
Minority interest ............................................                 --                 --                --
                                                                   --------------     --------------     -------------
Income from continuing operations ............................          1,529,689          2,108,859            44,026
Discontinued operations (Note 3):
  Income tax benefit on sale of interest .....................                 --                 --                --
                                                                   --------------     --------------     -------------
  Income before cumulative effect of accounting change .......          1,529,689          2,108,859            44,026
  Cumulative effect of accounting change, net of tax .........                 --                 --                --
                                                                   --------------     --------------     -------------
        Net income ...........................................     Rs.  1,529,689     Rs.  2,108,859     $      44,026
                                                                   ==============     ==============     =============
Earnings per equity share:  Basic
  Continuing operations ......................................               6.72               9.13              0.19
  Discontinued operations ....................................                 --                 --                --
Cumulative effect of accounting change .......................                 --                 --                --
        Net income ...........................................               6.72               9.13              0.19
Earnings per equity share: Diluted
  Continuing operations ......................................               6.65               9.12              0.19
  Discontinued operations ....................................                 --                 --                --
Cumulative effect of accounting change .......................                 --                 --                --
        Net income ...........................................               6.65               9.12              0.19
Weighted average number of equity shares used in computing
   earnings per equity share:
        Basic ................................................        227,792,160        231,016,123       231,016,123
        Diluted ..............................................        230,175,635        231,252,642       231,252,642


                                                                            SIX MONTHS ENDED SEPTEMBER 30,
                                                                   ---------------------------------------------------
                                                                       2000               2001               2001
                                                                   -------------      -------------      -------------
                                                                                        (UNAUDITED)       (UNAUDITED)
Revenues:
  Global IT Services and Products
        Services .............................................     Rs.  7,754,562     Rs. 10,354,504     $     216,169
        Products .............................................                 --            406,667             8,490
  India and AsiaPac IT Services and Products
        IT Services ..........................................            945,385            978,607            20,430
        IT Products ..........................................          3,252,011          2,114,032            44,134
  Consumer Care and Lighting .................................          1,524,944          1,467,924            30,646
  Others .....................................................            534,922            811,151            16,934
                                                                   --------------     --------------     -------------
        Total ................................................         14,011,824         16,132,885           336,803
                                                                   --------------     --------------     -------------
Cost of revenues:
  Global IT Services and Products
        Services .............................................          4,160,897          5,569,226           116,268
        Products .............................................                 --            357,628             7,466
  India and AsiaPac IT Services and  Products
        IT Services ..........................................            488,210            517,633            10,807
        IT Products ..........................................          2,771,965          1,707,899            35,655
  Consumer Care and Lighting .................................          1,099,529          1,034,675            21,601
  Others .....................................................            400,401            652,360            13,619
                                                                   --------------     --------------     -------------
        Total ................................................          8,921,002          9,839,421           205,416
                                                                   --------------     --------------     -------------
Gross profit .................................................          5,090,822          6,293,464           131,388
Operating expenses:
  Selling, general, and administrative expenses ..............         (2,264,164)        (2,339,620)          (48,844)
  Research and development expenses ..........................                               (67,398)           (1,407)
  Amortization of goodwill ...................................             (1,000)           (87,782)           (1,833)
  Foreign exchange gains/(losses), net .......................             19,214            167,152             3,490
  Gain on sale of property and equipment .....................                 --             14,869               310
                                                                   --------------     --------------     -------------
Operating income .............................................          2,844,872          3,980,685            83,104
Gain on sale of stock of affiliate, including
  direct issue of stock by affiliate (Note 14) ...............                 --                 --                --
Other income/(expense), net (Note 21) ........................              9,682            432,196             9,023
Income taxes (Note 23) .......................................           (334,414)          (471,118)           (9,835)
                                                                   --------------     --------------     -------------
Income before share of equity in earnings of
  affiliates  and minority interest ..........................          2,520,140          3,941,763            82,292
Equity in earnings of affiliates (Note 14) ...................              8,922             55,592             1,161
Minority interest ............................................                 --                 --                --
                                                                   --------------     --------------     -------------
Income from continuing operations ............................          2,529,062          3,997,355            83,452
Discontinued operations (Note 3):
  Income tax benefit on sale of interest .....................                 --                 --                --
                                                                   --------------     --------------     -------------
  Income before cumulative effect of accounting change .......
  Cumulative effect of accounting change, net of tax .........          2,529,062          3,997,355            83,452

        Net income ...........................................            (59,104)                --                --
                                                                   --------------     --------------     -------------
                                                                   Rs.  2,469,958     Rs.  3,997,355     $      83,452
                                                                   ==============     ==============     =============
Earnings per equity share: Basic
  Continuing operations ......................................              11.10              17.30              0.36
  Discontinued operations ....................................                 --                 --                --
Cumulative effect of accounting change .......................              (0.26)                --                --
        Net income ...........................................              10.84              17.30              0.36
Earnings per equity share: Diluted
  Continuing operations ......................................              10.99              17.28              0.36
  Discontinued operations ....................................                 --                 --                --
Cumulative effect of accounting change .......................              (0.26)                --                --
        Net income ...........................................              10.73              17.28              0.36
Weighted average number of equity shares used in computing
   earnings per equity share:
      Basic ..................................................        227,922,003        231,021,983       231,021,983
      Diluted ................................................        230,055,507        231,327,985       231,327,985


                                                                                   YEAR ENDED MARCH 31,
                                                                     ---------------------------------------------------
                                                                         2000                2001              2001
                                                                     -------------      -------------      -------------

Revenues:
  Global IT Services and Products
        Services .............................................     Rs. 10,206,078     Rs. 17,670,426      $    368,902
        Products .............................................                 --                 --                --
  India and AsiaPac IT Services and Products
        IT Services ..........................................          1,512,717          1,878,714            39,222
        IT Products ..........................................          6,576,580          6,792,076           141,797
  Consumer Care and Lighting .................................          3,151,116          3,143,537            65,627
  Others .....................................................          1,380,583          1,328,915            27,744
                                                                   --------------     --------------     -------------
        Total ................................................         22,827,074         30,813,668           643,292
                                                                   --------------     --------------     -------------
Cost of revenues:
  Global IT Services and Products
        Services .............................................          6,219,980          9,204,649           192,164
        Products .............................................                 --                 --                --
  India and AsiaPac IT Services and  Products
        IT Services ..........................................            900,934          1,011,047            21,107
        IT Products ..........................................          5,640,228          5,456,545           113,915
  Consumer Care and Lighting .................................          2,251,238          2,215,349            46,249
  Others .....................................................          1,070,031            961,779            20,079
                                                                   --------------     --------------     -------------
        Total ................................................         16,082,411         18,849,369           393,515
                                                                   --------------     --------------     -------------
Gross profit .................................................          6,744,663         11,964,299           249,777
Operating expenses:
  Selling, general, and administrative expenses ..............         (3,251,298)        (4,835,095)         (100,941)
  Research and development expenses ..........................                 --                 --                --
  Amortization of goodwill ...................................             (1,000)           (45,389)             (948)
  Foreign exchange gains/(losses), net .......................             51,603             86,399             1,804
  Gain on sale of property and equipment .....................
                                                                           16,737            154,457             3,225
                                                                   --------------     --------------     -------------
Operating income .............................................          3,560,705          7,324,671           152,916
Gain on sale of stock of affiliate, including
  direct issue of stock by affiliate (Note 14) ...............            412,144                 --                --
Other income/(expense), net (Note 21) ........................           (223,484)           315,135             6,579
Income taxes (Note 23) .......................................           (525,298)        (1,150,042)          (24,009)
                                                                   --------------     --------------     -------------
Income before share of equity in earnings of
  affiliates  and minority interest ..........................          3,224,067          6,489,764           135,486
Equity in earnings of affiliates (Note 14) ...................            112,590            (53,181)           (1,110)
Minority interest ............................................             (3,661)                --                --
                                                                   --------------     --------------     -------------
Income from continuing operations ............................          3,332,996          6,436,583           134,375
Discontinued operations (Note 3):
  Income tax benefit on sale of interest .....................            218,707             77,735             1,623
                                                                   --------------     --------------     -------------
  Income before cumulative effect of accounting change .......
  Cumulative effect of accounting change, net of tax .........          3,551,703          6,514,318           135,998

        Net income ...........................................                 --            (59,104)           (1,234)
                                                                   --------------     --------------     -------------
                                                                   Rs.  3,551,703     Rs.  6,455,214     $     134,764
                                                                   ==============     ==============     =============
Earnings per equity share:  Basic
  Continuing operations ......................................              14.63              28.07              0.59
  Discontinued operations ....................................               0.96               0.34                --
Cumulative effect of accounting change .......................                 --              (0.26)               --
        Net income ...........................................              15.59              28.15              0.59
Earnings per equity share: Diluted
  Continuing operations ......................................              14.58              27.83              0.58
  Discontinued operations ....................................               0.96               0.34                --
Cumulative effect of accounting change .......................                 --              (0.26)               --
        Net income ...........................................              15.54              27.91              0.58
Weighted average number of equity shares used in computing
   earnings per equity share:
        Basic ..................................................      227,843,378        229,325,989       229,325,989
        Diluted ................................................      228,648,134        231,254,523       231,254,523

See accompanying notes to the consolidated financial statements.

                        WIPRO LIMITED
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
              (IN THOUSANDS, EXCEPT SHARE DATA)




                                                    Equity Shares               Additional        Deferred
                                             -----------------------------      Paid in            Stock           Comprehensive
                                             No. of Shares      Amount          Capital          Compensation         Income
                                             ------------     ------------     ------------      ------------      ------------

Balance as of March 31, 2000 ...........      229,156,350          458,313          800,238          (208,358)        2,523,651
                                             ------------     ------------     ------------      ------------      ------------

Cash dividends paid ....................               --               --               --                --

Shares issued by trust net of ..........               --
      forfeiture .......................               --               --               --                --

Net reversal of compensation
      related to employee stock
      incentive plan ...................               --               --          (11,520)           11,520                --
Amortization of compensation
      related to employee stock
      incentive plan ...................               --               --               --            46,054                --
Comprehensive income

Net Income .............................               --               --               --                --      Rs.2,469,958
Other comprehensive income
   Unrealized gain/(loss) on
      investments ......................               --               --               --                --               (51)
                                                                                                                   ------------
Comprehensive income ...................               --               --               --                --         2,469,907
                                                                                                                   ============
Balance as of September 30,
 2000 ..................................      229,156,350       Rs.458,313       Rs.788,718      Rs.(150,784)
                                             ------------     ------------     ------------      ------------      ------------
Common stock issued ....................        3,162,500            6,325        5,796,449                --                --
Shares forfeited, net of issuances
      by Trust .........................               --               --               --                --                --
Issuance of equity shares on
      exercise of options ..............          114,169              228          123,759                --                --
Net reversal of compensation
      related to employee stock
      incentive plan ...................               --               --          (12,631)           12,631                --
Amortization of compensation
      related to employee stock
      incentive plan ...................               --               --               --            41,106                --
Comprehensive income

    Net income .........................               --               --               --                --      Rs.3,985,256
    Other comprehensive income
        Unrealized gain/(loss) on
             investments, net ..........               --               --               --                --              (290)

Comprehensive income ...................               --               --               --                --      Rs.3,984,966

Balance as of March 31, 2001 ...........      232,433,019       Rs.464,866      Rs.6,696,295       Rs.(97,047)
                                                              ------------     ------------      ------------      ------------
Cash dividends paid ....................               --               --               --                --                --
Shares forfeited, net of issuances
      by Trust .........................               --               --               --                --                --
Issuance of equity shares on
      exercise of options ..............            4,670                9            5,062                --                --
Net reversal of compensation
      related to employee stock
      incentive plan ...................               --               --           (9,978)            2,976                --





                                             Accumulated                            Equity Shares held by a
                                               Other                                   Controlled Trust                 Total
                                             Comprehensive      Retained         ------------------------------      Stockholders'
                                               Income           Earnings         No. of Shares       Amount             Equity
                                             ------------      ------------      ------------      ------------      ------------

Balance as of March 31, 2000 ...........            1,772         5,635,050        (1,216,460)              (75)        6,686,940
                                             ------------      ------------      ------------      ------------      ------------

Cash dividends paid ....................               --           (75,121)                                 --           (75,121)

Shares issued by trust net of ..........
      forfeiture .......................               --                --           (35,775)                                 --

Net reversal of compensation
      related to employee stock
      incentive plan ...................               --                --                --                --                --
Amortization of compensation
      related to employee stock

      incentive plan ...................               --                --                --                --            46,054
Comprehensive income

Net Income .............................               --         2,469,958                --                --         2,469,958
Other comprehensive income
   Unrealized gain/(loss) on
      investments ......................              (51)               --                --                --               (51)

Comprehensive income ...................               --                --                --                --                --

Balance as of September 30,
 2000 ..................................         Rs.1,721      Rs.8,029,887        (1,252,235)           Rs.(75)    Rs. 9,127,780
                                             ------------      ------------      ------------      ------------      ------------
Common stock issued ....................               --                --                --                --         5,802,774
Shares forfeited, net of issuances
      by Trust .........................               --                --           (28,650)               --                --
Issuance of equity shares on
      exercise of options ..............               --                --                --                --           123,987
Net reversal of compensation
      related to employee stock
      incentive plan ...................               --                --                --                --                --
Amortization of compensation
      related to employee stock

      incentive plan ...................               --                --                --                --            41,106
Comprehensive income

    Net income .........................               --         3,985,256                --                --         3,985,256
    Other comprehensive income
        Unrealized gain/(loss) on
             investments, net ..........             (290)               --                --                --              (290)

Comprehensive income ...................               --                --                --                --                --

Balance as of March 31, 2001 ...........         Rs.1,431     Rs.12,015,143        (1,280,885)          Rs. (75)   Rs. 19,080,613
                                             ------------      ------------      ------------      ------------      ------------
Cash dividends paid ....................               --          (128,533)               --                            (128,533)
Shares forfeited, net of issuances
      by Trust .........................               --                --           (27,575)                                 --
Issuance of equity shares on
      exercise of options ..............               --                --                --                --             5,071
Net reversal of compensation
      related to employee stock
      incentive plan ...................               --                --                --                --            (7,002)

Amortization of compensation
      related to employee stock

       incentive plan ..................               --               --               --            46,987                --
Comprehensive income

    Net income .........................               --               --               --                --      Rs.3,997,355
    Other comprehensive income
        Unrealized gain/(loss) on
             investments, net ..........               --               --               --                --            (5,019)
                                                                                                                   ------------
Comprehensive income ...................               --               --               --                --      Rs.3,992,336
                                                                                                                   ============
Balance as of September 30, 2001 .......      232,437,689       Rs.464,875     Rs.6,691,379       Rs.(47,084)
                                             ============     ============     ============     ============
Balance as of September 30, 2001($) ....                      $      9,705     $    139,694     $       (983)
                                                              ============     ============     ------------



Amortization of compensation
      related to employee stock

       incentive plan ..................               --                 --               --                --             46,987
Comprehensive income

    Net income .........................               --          3,997,355               --                --          3,997,355
    Other comprehensive income
        Unrealized gain/(loss) on

             investments, net ..........           (5,019)                --               --                --             (5,019)

Comprehensive income ...................               --                 --               --                --                 --

Balance as of September 30, 2001 .......        Rs.(3,588)     Rs.15,883,965       (1,308,460)           Rs.(75)     Rs.22,989,472
                                                                                  ============      ============     =============
Balance as of September 30, 2001($) ....      $       (75)      $    331,607                        $        (2)     $     479,947
                                              ------------      ============                        ------------     =============




        See accompanying notes to the consolidated financial statements.

                                 WIPRO LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   SIX MONTHS ENDED SEPTEMBER 30,
                                                     -------------------------------------------------------
                                                          2000                2001                  2001
                                                     -------------        -------------        -------------
                                                      (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
Cash flows from operating activities:
   Income from continuing operations .........       RS. 2,529,062        RS. 3,997,355        RS.    83,452
   Adjustments to reconcile income from
     continuing operations to net cash
     provided by operating activities:
       Cumulative effect of accounting
     change, net of tax ......................             (59,104)                  --                   --
       Loss / (Gain) on sale of property,
       plant and equipment ...................             (19,757)             (14,869)                (310)
       Depreciation and amortization .........             406,637              757,842               15,821
       Non-cash interest expense on long-
       term debt .............................
       Deferred tax charge / (benefit) .......             (26,300)              89,403                1,866
       Loss / (Gain) on sale of investment
       securities ............................
       Loss / (Gain) on sale of stock of
         affiliate, including direct issue of
         stock by affiliate ..................
       Amortization of deferred stock
        compensation .........................              46,054               39,985                  835
       Undistributed equity in earnings of
        affiliates ...........................              (1,572)             (53,771)              (1,123)
       Minority interest .....................

Changes in operating assets and
 liabilities:
     Accounts receivable .....................            (151,065)             562,009               11,733
     Inventories .............................            (376,716)            (310,811)              (6,489)
     Other assets ............................          (1,502,316)          (1,912,752)             (39,932)
     Accounts payable ........................              50,651              189,171                3,949
     Accrued expenses ........................             153,314              286,922                5,990
     Advances from customers .................             159,005                8,802                  184
     Other liabilities .......................              50,751              117,530                2,454
                                                     -------------        -------------        -------------
Net cash provided by continuing operations ...           1,258,645            3,756,816               78,430
     Net cash provided by/(used in)
      discontinued operations ................                  --                   --                   --
                                                     -------------        -------------        -------------
     Net cash provided by operating activities           1,258,645            3,756,816               78,430
                                                     -------------        -------------        -------------
  Cash flows from investing activities:
     Expenditure on property, plant and
      equipment ..............................          (1,068,051)          (1,398,055)             (29,187)
     Proceeds from sale of property, plant
      and equipment ..........................             129,783               40,351                  842
     Funding of discontinued
      operations .............................                  --                   --                   --
     Purchase of minority interest, net of
      cash acquired ..........................                  --                   --                   --
     Investments in affiliate ................                  --                   --                   --
     Proceeds from sale of investments in
      affiliates .............................             (54,600)                  --                   --
     Proceeds from sale of assets of the
      peripherals division ...................                  --                   --                   --
     Purchase of investment securities .......            (147,952)            (226,984)              (4,739)
     Proceeds from sale and maturities of
      investment securities ..................              96,304               77,037                1,608
                                                     -------------        -------------        -------------
     Net cash used in investing activities ...          (1,044,516)          (1,507,651)             (31,475)
                                                     -------------        -------------        -------------


                                                                        AS OF MARCH 31,
                                                     -------------------------------------------------------
                                                          2000                2001                 2001
                                                     -------------        -------------        -------------
Cash flows from operating activities:
   Income from continuing operations .........       RS. 3,332,996        RS. 6,436,583        RS.   134,375
   Adjustments to reconcile income from
     continuing operations to net cash
     provided by operating activities:
       Cumulative effect of accounting
     change, net of tax ......................                  --              (59,104)              (1,234)
       Loss / (Gain) on sale of property,
       plant and equipment ...................              22,944             (154,457)              (3,225)
       Depreciation and amortization .........             738,723            1,037,119               21,652
       Non-cash interest expense on long-
       term debt .............................              34,176              148,864                3,108
       Deferred tax charge / (benefit) .......             182,553               16,539                  345
       Loss / (Gain) on sale of investment
       securities ............................                (681)                  --                   --
       Loss / (Gain) on sale of stock of
         affiliate, including direct issue of
         stock by affiliate ..................            (412,144)                  --                   --
       Amortization of deferred stock
        compensation .........................              96,898               87,160                1,820
       Undistributed equity in earnings of
        affiliates ...........................             (97,890)              85,030                1,775
       Minority interest .....................               3,661                   --                   --

Changes in operating assets and
 liabilities:
     Accounts receivable .....................            (858,439)          (1,739,304)             (36,311)
     Inventories .............................             228,569             (527,825)             (11,019)
     Other assets ............................            (237,449)          (1,499,324)             (31,301)
     Accounts payable ........................            (523,951)             549,826               11,479
     Accrued expenses ........................             622,528              298,384                6,229
     Advances from customers .................             216,820              307,716                6,424
     Other liabilities .......................             165,972               12,664                  264
                                                     -------------        -------------        -------------
Net cash provided by continuing operations ...           3,515,286            4,999,871              104,381
     Net cash provided by/(used in)
      discontinued operations ................                  --               77,735                1,623
                                                     -------------        -------------        -------------
     Net cash provided by operating activities           3,515,286            5,077,606              106,004
                                                     -------------        -------------        -------------
  Cash flows from investing activities:
     Expenditure on property, plant and
      equipment ..............................          (1,317,958)          (2,814,773)             (58,764)
     Proceeds from sale of property, plant
      and equipment ..........................              32,333              226,054                4,719
     Funding of discontinued
      operations .............................            (855,793)                  --                   --
     Purchase of minority interest, net of ...
      cash acquired ..........................             (67,500)          (1,083,450)             (22,619)
     Investments in affiliate ................                  --              (72,967)              (1,523)
     Proceeds from sale of investments in
      affiliates .............................             153,128                   --                   --
     Proceeds from sale of assets of the
      peripherals division ...................                  --              156,280                3,263
     Purchase of investment securities .......            (833,622)          (2,469,807)             (51,562)
     Proceeds from sale and maturities of
      investment securities ..................              95,974              174,000                3,633
                                                     -------------        -------------        -------------
     Net cash used in investing activities ...          (2,793,438)          (5,884,663)            (122,853)
                                                     -------------        -------------        -------------

                                                                  SIX MONTHS ENDED SEPTEMBER 30,
                                                     -------------------------------------------------------
                                                          2000                2001                  2001
                                                     -------------        -------------        -------------
                                                      (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
Cash flows from financing activities:
   Proceeds from issuance of common
    stock ....................................                  --                5,071                  106
   Proceeds from/ (repayments of) short-
    term borrowing from banks, net ...........              58,747             (178,241)              (3,721)
   Proceeds from issuance of long-term debt ..               1,586
   Repayment of long-term debt ...............                  --           (1,237,949)             (25,844)
   Sale of shares by Trust ...................                  --                   --                   --
   Proceeds from/ (redemption) of preferred
    stock ....................................                  --                   --                   --
   Proceeds from issuance of common
    stock by a subsidiary/affiliate ..........                  --                   --                   --
   Payment of cash dividends .................             (75,121)            (128,533)              (2,683)
                                                     -------------        -------------        -------------
   Net cash provided by/(used in)
    financing activities .....................             (14,788)          (1,539,652)             (32,143)
                                                     -------------        -------------        -------------
Effect of de-consolidation of a subsidiary
   on cash and cash equivalents (Note 14) ....                  --                   --                   --
                                                     -------------        -------------        -------------
 Net increase/ (decrease) in cash and cash
     equivalents during the year/period ......             199,341              709,513               14,812
 Cash and cash equivalents at the
     beginning of the year/period ............             783,603            5,622,681              117,384
                                                     -------------        -------------        -------------
 Cash and cash equivalents at the end of the
     year/period .............................       RS.   982,944        RS. 6,332,194        RS.   132,196
                                                     =============        =============        =============
 Supplementary information:
    Cash paid for interest ...................       RS.   (36,172)       RS.    55,806        RS.     1,165
    Cash paid for taxes ......................            (467,306)            (593,738)             (12,395)


                                                                       AS OF MARCH 31,
                                                     -------------------------------------------------------
                                                          2000                2001                 2001
                                                     -------------        -------------        -------------
Cash flows from financing activities:
   Proceeds from issuance of common
    stock ....................................                  --            5,926,761              123,732
   Proceeds from/ (repayments of) short-
    term borrowing from banks, net ...........          (1,688,043)             232,846                4,861
   Proceeds from issuance of long-term debt ..             976,043                   --                   --
   Repayment of long-term debt ...............            (755,049)            (188,351)              (3,932)
   Sale of shares by Trust ...................             466,771                   --                   --
   Proceeds from/ (redemption) of preferred
    stock ....................................                  --             (250,000)              (5,219)
   Proceeds from issuance of common
    stock by a ...............................
    subsidiary/affiliate .....................             502,345                   --                   --
   Payment of cash dividends .................             (75,622)             (75,121)              (1,568)
                                                     -------------        -------------        -------------
   Net cash provided by / (used in )
    financing activities .....................            (573,555)           5,646,135              117,873
                                                     -------------        -------------        -------------
Effect of de-consolidation of a subsidiary
   on cash and cash equivalents (Note 14) ....              (1,943)                  --                   --
                                                     -------------        -------------        -------------
 Net increase/ (decrease) in cash and cash
     equivalents during the year/period ......             146,350            4,839,078              101,025
 Cash and cash equivalents at the
     beginning of the year/period ............             637,253              783,603               16,359
                                                     -------------        -------------        -------------
 Cash and cash equivalents at the end of the
     year/period .............................       RS.   783,603        RS. 5,622,681        RS.   117,384
                                                     =============        =============        =============
 Supplementary information:
    Cash paid for interest ...................       RS.   335,545        RS.    69,844        RS.     1,458
    Cash paid for taxes ......................             221,233            1,120,889               23,401


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (IN THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

1.      OVERVIEW

        Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., EnThink Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Net Limited, Wipro Japan KK and affiliates Wipro ePeripherals Limited, NetKracker Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT services and products globally. Further, Wipro is in other businesses such as India and AsiaPac IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2.      SIGNIFICANT ACCOUNTING POLICIES

        The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

        Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

        Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

        Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2001, and the periods ended September 30, 2001, have been translated into United States dollars at the noon buying rate in New York City on September 28, 2001, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1=Rs. 47.90 No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

        Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

        Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited (Wipro Net) was reduced from 100% to 55%. The minority shareholder, KPN Group, held 45% of the voting stock and had certain significant participating rights which provided for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net were not consolidated from December 27, 1999 and were accounted for under the equity method. In December 2000, the Company acquired the minority interest held by the KPN Group. The financial statements of Wipro Net have been consolidated subsequent to the acquisition.

        On May 17, 2001, the Boards of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to regulatory approvals.

        The financial statements of Wipro Finance Limited (Wipro Finance), a majority owned subsidiary, were consolidated with Wipro in fiscal 1999 as a discontinued operation. In December 1999, Wipro reduced its shareholding in Wipro Finance to 50%, subsequent to which it did not have a controlling interest in Wipro Finance. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999. In fiscal 2001, Wipro sold its remaining 50% equity interest in Wipro Finance.

        Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

        Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

        Effective April 1, 2001, the Company adopted EITF 00-14: Accounting for Certain Sales Incentives, EITF 00-22: Accounting for Points and Certain Other Time- based or Volume-based sales, Incentive Offers and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterisation of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported earnings.

        Shipping and handling costs: Shipping and handling costs are included in selling, general and administrative expenses.

        Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method for all categories of inventories.

        Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. The impairment is charged to earnings.

        Investments in affiliates. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

        Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company's carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

        Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

        Buildings ...........................          30 to 60 years
        Plant and machinery .................           2 to 21 years
        Furniture, fixtures and equipment ...            2 to 5 years
        Vehicles ............................                 4 years
        Computer software ...................                 2 years

        Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

        Intangible assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Goodwill resulting from acquisition is reported as an intangible asset and amortized over a period of five years.

        Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

        Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

        Impairment of long-lived assets and long-lived assets to be disposed of. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

        Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

        Earnings per share. The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

        Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

        Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

        Accounting change. Effective January 1, 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission, which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Accordingly, the Company changed its policy to recognize revenues from sale of goods on an installed basis, only on completion of installation. Prior to the adoption of SAB 101, revenues were recognized on dispatch to the customer with a appropriate provision for costs of installation.

        The initial adoption resulted in a cumulative catch up adjustment of Rs. 59,104, which is recorded as a charge to earnings in fiscal 2001. The effect of this change in accounting principle on net income of fiscal 2001 is immaterial. Similarly, the effect of the change on net income of fiscal 2000 is immaterial. Financial information for the period ended September 30, 2000, has been restated by applying the newly adopted accounting principle. The cumulative effect of the change on retained earnings at the beginning of fiscal 2001 is included in restated net income of the six months ended September 30, 2000. Revenues for the six months ended September 30, 2000 and year ended March 31, 2001 include an amount of Rs.701,455 as a result of the cumulative effect adjustment.

        Derivatives and hedge accounting: On April 1, 2001, Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

        The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended.

        Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately.

        The initial transition adjustments required to adopt SFAS No. 133 are immaterial.

        Recent accounting pronouncements: In July 2001, the FASB issued Statement No.141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

        The Company is required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 effective April 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the relevant accounting literature that is applicable until the adoption of SFAS No. 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of SFAS No. 142.

        Upon adoption of SFAS No. 142, SFAS No. 141 will require the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

        In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which must be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

        As of the date of adoption, the Company expects to have unamortized goodwill in the amount of Rs. 656 million, which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was Rs. 45 million, Rs. 1 million, and Rs. 88 million for the year ended March 31, 2001, and the six months ended September 30, 2000, and 2001. Because of the extensive effort needed to comply with adopting SFAS Nos. 141 and 142, it is not currently practicable to reasonably estimate the impact of adopting these Statements on our financial statements, including whether any transitional impairment losses will be required to be recognized as cumulative effect of a change in accounting principle.

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

        The Company is currently evaluating the impact of SFAS 143 and 144 on its operations.

        Reclassifications. Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on reported earnings.

3.      DISCONTINUED OPERATIONS

        The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs. 950,000.

        The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period."

        In December 1999, the Company sold 50% of its interest in Wipro Finance to certain investors for a nominal amount. Subsequent to the sale, the Company did not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance were not consolidated for the year ended March 31, 2000. In fiscal 2001, the Company sold the balance 50% interest in Wipro Finance for a nominal amount. The tax benefit of Rs. 218,707 and Rs. 77,735 arising on the sales has been reported separately as a component of discontinued operations in fiscal 2000 and 2001, respectively.

4.      CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        Cash and cash equivalents as of March 31, 2000, 2001 and as of September 30, 2000, and 2001 comprise of cash, cash on deposit with banks and highly liquid money market instruments. Restricted cash represents deposits placed with banks as margin money against guarantees and letters of credit in the normal course of business operations. Restrictions on such deposits are released on the expiry of the terms of the guarantee and letters of credit.

5.      ACCOUNTS RECEIVABLE

        The accounts receivable as of March 31, 2000, 2001, and as of September 30, 2000 and 2001, are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

        The activity in the allowance for doubtful accounts receivable is given below:

                                                    SIX MONTHS ENDED SEPTEMBER 30,          YEAR ENDED MARCH 31,
                                                        2000              2001              2000             2001
                                                    ------------      ------------      ------------      ------------
                                                             (UNAUDITED)
Balance at the beginning of the period .......        Rs.196,602        Rs.297,884        Rs.277,841        Rs.196,602
Additional provision during the period .......           148,924           208,954           299,122           212,990
Bad debts charged to provision ...............           (21,402)           (1,007)         (380,361)         (111,708)
                                                    ------------      ------------      ------------      ------------
Balance at the end of the period .............        Rs.324,124        Rs.505,831        Rs.196,602        Rs.297,884
                                                    ============      ============      ============      ============

6.      INVENTORIES

                             Inventories consist of the following:

                                               AS OF SEPTEMBER 30,                  AS OF MARCH 31,
                                         ------------------------------      ------------------------------
                                            2000               2001              2000              2001
                                         ------------      ------------      ------------      ------------
                                                    (UNAUDITED)
Stores and spare parts ............         Rs.46,166         Rs.41,954         Rs.42,914         Rs.44,689
Raw materials and components ......           474,902           396,767           497,545           483,807
Work-in-process ...................           166,081           191,177            92,970           121,190
Finished goods ....................           904,727         1,167,268           581,731           836,669
                                         ------------      ------------      ------------      ------------
                                         Rs.1,591,876      Rs.1,797,166      Rs.1,215,160      Rs.1,486,355
                                         ============      ============      ============      ============

        Finished goods as of March 31, 2001 and as of September 30, 2000 and 2001 include inventory of Rs. 340,124, Rs. 517,343 and Rs. 641,348 with customers pending installation.

7.      OTHER ASSETS

        Other assets consist of the following:

                                                    AS OF SEPTEMBER 30,                   AS OF MARCH 31,
                                              ------------------------------      ------------------------------
                                                 2000               2001              2000              2001
                                              ------------      ------------      ------------      ------------
                                                       (UNAUDITED)
Prepaid expenses .......................        Rs.319,168        Rs.596,682        Rs.377,911        Rs.569,393
Advances to suppliers ..................            81,763           146,339            35,510           173,390
Balances with statutory authorities ....           108,378            94,241           224,215           114,234
Deposits ...............................           575,415           558,305           382,307           533,684
Inter-corporate deposits
     GE Capital Services India .........         1,498,213         1,550,313                --           367,500
     ICICI Limited .....................                --         1,379,100                --           684,500
Advance income taxes ...................             4,065           282,730           125,000            48,147
Others .................................           279,282           240,034           219,025           444,144
                                              ------------      ------------      ------------      ------------
                                                 2,866,284         4,847,744         1,363,968         2,934,992
Less: Current assets ...................         2,582,927         4,289,439           981,661         2,401,308
                                              ------------      ------------      ------------      ------------
                                                Rs.283,357        Rs.558,305        Rs.382,307        Rs.533,684
                                              ============      ============      ============      ============

8.                INVESTMENT SECURITIES

                  Investment securities consist of the following:

                                           AS OF MARCH 31, 2000
                          ------------------------------------------------------------------

                                               GROSS             GROSS
                                             UNREALIZED        UNREALIZED
                            CARRYING          HOLDING           HOLDING
                             VALUE             GAINS            LOSSES           FAIR VALUE
                          ------------      ------------      ------------      ------------
Available-for-sale:
Equity securities               Rs.233          Rs.2,298           Rs.(27)          Rs.2,504
Debt  securities                    --                --                --                --
                          ------------      ------------      ------------      ------------
                                   233             2,298               (27)            2,504
                          ------------      ------------      ------------      ------------
Held-to-maturity:
Treasury securities                 --                --                --                --
Bonds and debentures           294,646                                               294,646
                          ------------      ------------      ------------      ------------


                               294,646                --                --           294,646
                          ------------      ------------      ------------      ------------
Unquoted:
Convertible                         --                --                --                --
                          ------------      ------------      ------------      ------------
preference shares                   --                --                --                --
                          ------------      ------------      ------------      ------------
                            Rs.294,879          Rs.2,298           Rs.(27)        Rs.297,150
                          ============      ============      ============      ============

                                                AS OF MARCH 31, 2001
                          ------------------------------------------------------------------

                                              GROSS              GROSS
                                            UNREALIZED         UNREALIZED
                            CARRYING         HOLDING            HOLDING
                             VALUE             GAINS             LOSSES          FAIR VALUE
                          ------------      ------------      ------------      ------------
Available-for-sale:
Equity securities               Rs.233           Rs.1682           Rs.(64)          Rs.1,851
Debt  securities             2,462,497                --                --         2,462,497
                          ------------      ------------      ------------      ------------
                             2,462,730              1682               (64)        2,464,348
                          ------------      ------------      ------------      ------------
Held-to-maturity:
Treasury securities                 --                --                --                --
Bonds and debentures           188,268                --                --           188,268
                          ------------      ------------      ------------      ------------


                               188,268                --                --           188,268
                          ------------      ------------      ------------      ------------
Unquoted:
Convertible                     54,000                --                --            54,000
                          ------------      ------------      ------------      ------------
preference shares               54,000                --                --            54,000
                          ------------      ------------      ------------      ------------
                          Rs.2,704,998           Rs.1682           Rs.(64)      Rs.2,706,616
                          ============      ============      ============      ============

                                              AS OF SEPTEMBER 30, 2000
                         ------------------------------------------------------------------
                                                    (UNAUDITED)
                                             GROSS              GROSS
                                           UNREALIZED         UNREALIZED
                          CARRYING           HOLDING           HOLDING
                            VALUE             GAINS             LOSSES          FAIR VALUE
                         ------------      ------------      ------------      ------------
Available-for-sale:
Equity securities              Rs.233          Rs.1,969           Rs.(35)          Rs.2,167
Debt  securities                   --                --                --                --
                         ------------      ------------      ------------      ------------
                                  233             1,969               (35)            2,167
                         ------------      ------------      ------------      ------------
Held-to-maturity:
Treasury securities            47,952                --                --            47,952
Bonds and debentures          298,341                --                --           298,341
                         ------------      ------------      ------------      ------------


                              346,293                --                --           346,293
                         ------------      ------------      ------------      ------------
Unquoted:
Convertible                        --                --                --                --
                         ------------      ------------      ------------      ------------
preference shares                  --                --                --                --
                         ------------      ------------      ------------      ------------
                           Rs.346,526          Rs.1,969           Rs.(35)        Rs.348,460
                         ============      ============      ============      ============

                                                  AS OF SEPTEMBER 30, 2001
                          --------------------------------------------------------------------
                                                     (UNAUDITED)
                                              GROSS              GROSS
                                            UNREALIZED         UNREALIZED
                            CARRYING           HOLDING           HOLDING
                             VALUE             GAINS             LOSSES            FAIR VALUE
                          ------------      ------------       ------------       ------------
Available-for-sale:
Equity securities               Rs.233             1,545                (76)          Rs.1,702
Debt securities              2,641,521                --             (5,464)         2,636,057
                          ------------      ------------       ------------       ------------
                             2,641,754             1,545             (5,540)         2,637,759
                          ------------      ------------       ------------       ------------
Held-to-maturity:
Treasury securities             47,952                --                 --             47,952
Bonds and debentures           111,249                --                 --            111,249
                          ------------      ------------       ------------       ------------
                               159,201                --                 --            159,201
                          ------------      ------------       ------------       ------------
Unquoted:
Convertible                     37,384                --                 --             37,384
                          ------------      ------------       ------------       ------------
preference shares               37,384                --                 --             37,384
                          ------------      ------------       ------------       ------------
                          Rs.2,838,339          Rs.1,545         Rs.(5,540)       Rs.2,834,344
                          ============      ============       ============       ============



        Debt securities, held-to-maturity as of September 30, 2001, mature between one through five years.

        Dividends from available-for-sale securities during the years ended March 31, 2000, 2001, and the six months ended September 30, 2000 and 2001, were Rs. 22, Rs. 14, Rs. 12 and Rs. 32, respectively, and are included in other income. Proceeds from the sale of available-for-sale securities were Rs. 4,474, Rs. Nil, Rs. 96,304 and Rs. 77,027 during the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000 and 2001, respectively.

9.                PROPERTY, PLANT AND EQUIPMENT

                  Property, plant and equipment consist of the following:

                                                         AS OF SEPTEMBER 30,                   AS OF MARCH 31,
                                                   ------------------------------      -------------------------------
                                                       2000              2001              2000              2001
                                                   ------------      ------------      ------------      ------------
                                                            (UNAUDITED)
Land .........................................       Rs.389,517        Rs.385,030        Rs.273,804        Rs.389,753
Buildings ....................................          894,508         1,193,991           701,839         1,173,134
Plant and machinery ..........................        3,569,786         5,130,701         3,202,434         4,806,457
Furniture, fixtures, and equipment ...........          769,523         1,099,443           647,590         1,038,276
Vehicles .....................................          250,337           375,174           217,729           322,534
Computer software for internal use ...........          422,933           603,626           298,105           542,009
Capital work-in-progress .....................          570,177         1,613,386           709,146           801,218
                                                   ------------      ------------      ------------      ------------
                                                      6,866,781        10,401,351         6,050,647         9,073,381
Accumulated depreciation and amortization ....       (2,710,717)       (4,029,854)       (2,446,966)       (3,405,556)
                                                   ------------      ------------      ------------      ------------
                                                   Rs.4,156,064      Rs.6,371,497      Rs.3,603,681      Rs.5,667,825
                                                   ============      ============      ============      ============

        Depreciation expense for the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000 and 2001, is Rs. 734,473, Rs. 991,262, Rs.405,405 and Rs. 669,824. This includes Rs. 53,261, Rs. 140,624, Rs. 79,070 and Rs. 104,114 as amortization of capitalized internal use software, during the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, respectively.

10.     INTANGIBLE ASSETS

        Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs. 5,647, Rs. 47,576, Rs. 1,952 and Rs. 135,594 as of March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, respectively. Technical know-how is amortized over six years.

        In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs. 67,500. The acquisition resulted in goodwill of Rs. 10,500. In December 2000, the Company acquired the 45% minority interest held by the KPN Group in Wipro Net for consideration of Rs. 1,087,216. The acquisition resulted in goodwill of Rs. 867,786. Goodwill is amortized over a period of 5 years.

        Amortization of intangible assets during the year ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, is Rs. 4,250, Rs. 45,857, Rs. 1,232 and Rs. 88,018, respectively.

11.     OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following:

                                                         AS OF SEPTEMBER 30,                   AS OF MARCH 31,
                                                   ------------------------------      -------------------------------
                                                       2000              2001              2000              2001
                                                   ------------      ------------      ------------      ------------
                                                            (UNAUDITED)
Inter-corporate deposits .....................             Rs.-              Rs.-         Rs.49,692              Rs.-
Statutory dues payable .......................          327,938           516,860           154,958           352,328
Sundry deposits ..............................          143,545                --                --                --
Other taxes payable ..........................           17,024             1,605           195,497            45,788
Others .......................................           14,344            37,312            35,414            69,685
                                                   ------------      ------------      ------------      ------------
                                                     Rs.502,851        Rs.555,777        Rs.435,561        Rs.467,801
                                                   ============      ============      ============      ============

12.     OTHER LIABILITIES

        Other liabilities primarily consist of security deposits collected from the Company's dealers and customers.

13.     OPERATING LEASES

        The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 237,693, Rs. 277,018, Rs.134,269 and Rs. 168,704 for the years ended March 31,
2000, and 2001, and the six months ended September 30, 2000, and 2001, respectively.

14.     INVESTMENTS IN AFFILIATES

        Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2000 and 2001, and the six months ended September 30, 2000 and 2001, was Rs. 434,299, Rs. 586,749, Rs. 525,929 and Rs.
692,555, respectively. The Company's equity in the income of Wipro GE for the year ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, was Rs. 138,749, Rs. 184,315, Rs. 98,980 and Rs. 105,806,
respectively.

        Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs. 10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In December 1999, the Company sold 2,903,410 equity shares to a minority shareholder for consideration of Rs. 203,000 pursuant to a joint venture agreement. The gain on the sale of Rs. 146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs. 70 per share. As a result of the transactions, the Company's interest in Wipro Net was reduced to 55%. The shareholders' agreement provided the minority shareholder in the joint venture with significant participating rights, including its effective involvement in significant decisions in the ordinary course of business. Therefore, subsequent to the dilution, the Company accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000, was Rs. 270,586. The carrying value increased by Rs. 266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net was not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000, was Rs. 26,159.

        In December 2000, the Company acquired the 45% minority interest in Wipro Net for Rs. 1,087,216 resulting in goodwill of Rs. 867,786. Subsequent to the acquisition, the financial statements of Wipro Net have been consolidated. The Company's equity in the loss of Wipro Net prior to the acquisition of the minority interest, amounting to Rs. 135,893, is reported by the equity method in fiscal 2001.

        NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net, comprising property and other assets and employees, was transferred to NetKracker, a newly set-up entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73,000 in exchange for equity of Rs. 19,000 and convertible preference shares of Rs. 54,000. Contemporaneously, a strategic investor infused fresh equity of Rs. 300,000 to acquire a 51% equity interest. Additionally, as per the agreement with the strategic investor, certain expenses of Rs. 167,000 of the retail internet business division incurred by Wipro Net prior to the hive-off were reimbursed by NetKracker to Wipro Net.

        The convertible preference shares held by Wipro shall be converted to equity at Rs. 10 per equity share on occurrence of any one of the four events specified in the agreement with the strategic investor and NetKracker. These events are liquidation of NetKracker, initial public offering by NetKracker, change in equity interest of the strategic investor to outside of a specified range and valuation of NetKracker reaching specified levels based on a fresh issue of equity shares by NetKracker or sale of shares by existing shareholders. Until conversion, the preference share bear no voting or dividend rights.

        The carrying value of the investment in NetKracker as of March 31, 2001, and September 30, 2001, was Rs. 44,054 and Rs. Nil, respectively. The Company's equity in the losses of Netkracker for the year ended March 31, 2001, and the six months ended September 30, 2001, was Rs. 112,133 and Rs. 60,670 respectively. During the period ended September 30, 2001, the losses recorded by the equity method reduced the common stock investment to zero. However, since the Company also holds convertible preference shares of Netkracker, the Company continues to report its share of losses as an adjustment to the carrying value of the convertible preference shares. Such losses in excess of the common stock investment are recognized based on the ownership level of the convertible preference shares.

        The Company's share of reported earnings in NetKracker will change to 46.31% in the event that contingent issuance of equity shares arising from stock options granted by NetKracker are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

        Wipro ePeripherals. On September 1, 2000, the peripherals division of Wipro, which was engaged in the business of manufacture, sales and trading of computer peripherals was spun-off into a separate legal entity, Wipro ePeripherals, for a 38.7% interest of Rs. 54,600 in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60,000 and Rs. 156,280 in cash. Contemporaneously, Wipro ePeripherals issued 61.3% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and the new investors at the par value of Rs. 10. Subsequent to the sale, Wipro accounts for its 38.7% interest by the equity method. In December 2000, debentures of Rs. 20,000 were prepaid by Wipro ePeripherals.

        The carrying value of the investment in Wipro ePeripherals as of March 31, 2001 and September 30, 2001 was Rs. 58,890 and Rs. 67,526, respectively. The Company's equity in the income of Wipro ePeripherals for the year ended March 31, 2001, and six months ended September 30, 2001, was Rs. 10,530 and Rs. 10,456 respectively.

        The Company's share of reported earnings in Wipro ePeripherals will change to 31.22% in the event that contingent issuance of equity shares arising from stock options granted by Wipro ePeripherals are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

15.     FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

        Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000, and 2001, and the six months ended September 30, 2000 and September 30, 2001.

        Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

                                        AS OF SEPTEMBER 30,                             AS OF MARCH 31,
                             -----------------------------------------     -----------------------------------------
                                   2000                    2001                  2000                   2001
                             ------------------     ------------------     ------------------     ------------------
                                            (UNAUDITED)
Forward contracts ......     $ 54,903,630(sell)     $ 75,016,300(sell)     $ 48,487,662(sell)     $ 39,531,243(sell)
Interest rate swaps ....     $  4,875,000           $  1,625,000           $  6,500,000           $  3,250,000

        The foreign forward exchange contracts mature between one to six months. Interest rate swap agreements mature in fiscal 2002.


16.     BORROWINGS FROM BANKS

        The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.1%, 12.8%, 12.8% and 12.37% in fiscal 2000, and 2001, and the six months ended September 30, 2000 and 2001, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.     LONG-TERM DEBT

        Long-term debt consists of the following:

                                            AS OF SEPTEMBER 30,               AS OF MARCH 31,
                                           2000             2001           2000            2001
                                        -----------     -----------     -----------     -----------
                                                (UNAUDITED)
Foreign currency borrowings .......      Rs.194,698       Rs.60,899      Rs.269,453      Rs.127,582
Rupee term loans from banks and
financial institutions ............       1,225,412          68,200       1,153,495       1,245,459

Others ............................          42,190          54,179          37,766          48,186
                                        -----------     -----------     -----------     -----------
                                          1,462,300         183,278       1,460,714       1,421,227
Less:  Current portion ............       1,322,729         133,507       1,249,570       1,326,196
                                        -----------     -----------     -----------     -----------
                                         Rs.139,571       Rs.49,771      Rs.211,144       Rs.95,031
                                        ===========     ===========     ===========     ===========

        In December 1999, the Company had transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company had a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution had a put option to sell the shares to the Company at a pre-determined consideration. The Company had recorded the transfer as a secured borrowing with pledge of collateral. The principal shareholder of the Company had pledged certain shares held in Wipro to further secure the borrowing. Interest was imputed at the implicit yield on the put option. As of March 31, 2000, and 2001, the rupee term loans include Rs. 1,028,395 and Rs. 1,177,259, respectively, representing the borrowing.

        In June 2001, the financial institution exercised the option at the pre-determined consideration of Rs. 1,218,142.

        All other long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

        Foreign currency borrowing represents a fixed rate borrowing in United States dollars. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees as per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as held-to-maturity investment securities.

        An interest rate profile of the long-term debt is given below:

                                                       AS OF SEPTEMBER 30,                AS OF MARCH 31,
                                                  ----------------------------      ----------------------------
                                                     2000             2001             2000             2001
                                                  -----------      -----------      -----------      -----------
                                                          (UNAUDITED)
Foreign currency borrowings .................             6.7%             6.7%             6.7%             6.7%
Rupee term loans from banks and financial
institutions ................................            12.8%            14.8%            13.9%            13.9%

        A maturity profile of the long-term debt outstanding as of September 30, 2001, is set out below:

Maturing in year ending September 30:

2002 ...............................     Rs.133,507
2003 ...............................         20,106
2004 ...............................         28,305
2005 ...............................            106
Thereafter .........................          1,254
                                       ------------
                                         Rs.183,278
                                       ============

18.     EQUITY SHARES AND DIVIDENDS

        The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

        Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to taxes applicable at the time of payment.

        The Company recognizes liability for dividends on approval by the shareholders of the Company.

        In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

        The Company paid cash dividends of Rs. 75,622, Rs. 75,121, Rs. 75,121 and Rs. 128,533 during the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, respectively. The dividends per share were Rs. 0.30 during the years ended March 31, 2000, and 2001, and Rs. 0.50 during the six months ended September 30, 2001. In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

        In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

19.     RETAINED EARNINGS

        The Company's retained earnings as of March 31, 2000 and 2001, and the six months ended September 30, 2000, and 2001, include restricted retained earnings of Rs. 23,585, Rs. 274,038, Rs. 24,335 and Rs. 259,538, respectively, which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

        Retained earnings as of March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, also include Rs. 532,885, Rs. 542,039, Rs. 534,298 and Rs. 656,481, respectively, of undistributed earnings in equity of affiliates.

20.     REDEEMABLE PREFERRED STOCK

        Preferred stock issued by companies incorporated in India carries a preferential right on liquidation to be repaid over the equity shares.

        The Company issued 25,000,000 preferred shares aggregating Rs. 250,000 to a financial institution bearing dividend at 10.25% per annum. The preferred stock was redeemed in December 2000.

21.     OTHER INCOME / (EXPENSE), NET

        Other income/(expense) consist of the following:

                                           THREE MONTHS ENDED                SIX MONTHS ENDED                   YEAR ENDED
                                              SEPTEMBER 30,                     SEPTEMBER 30,                    MARCH 31,
                                        ---------------------------     ---------------------------     ---------------------------
                                           2000             2001           2000             2001            2000           2001
                                        -----------     -----------     -----------     -----------     -----------     -----------
                                                 (UNAUDITED)                   (UNAUDITED)
Interest income/(expense), net of
capitalized interest ..............      Rs.(36,833)     Rs.260,092      Rs.(59,519)     Rs.421,215     Rs.(283,627)     Rs.120,674
Others ............................          50,388         (12,376)         69,201          10,981          60,143         194,461
                                        -----------     -----------     -----------     -----------     -----------     -----------
                                          Rs.13,555      Rs.247,716        Rs.9,682      Rs.432,196     Rs.(223,484)     Rs.315,135
                                        ===========     ===========     ===========     ===========     ===========     ===========

        Rs. 53,980, Rs. 48,000, Rs. 10,000 and Rs. 10,000 of interest has been capitalized during the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, respectively.


22.     SHIPPING AND HANDLING COSTS

        Selling general and administrative expenses for the years ended March 31, 2000, 2001, and the six months ended September 30, 2000, and 2001, include shipping and handling costs of Rs. 48,570, Rs. 62,200, Rs. 19,220 and Rs. 22,490, respectively.

23.     INCOME TAXES

        Income taxes consist of the following:

                                    THREE MONTHS ENDED               SIX MONTHS ENDED                   YEAR ENDED
                                      SEPTEMBER 30,                    SEPTEMBER 30,                     MARCH 31,
                               ----------------------------     ---------------------------     ---------------------------
                                  2000              2001            2000           2001             2000            2001
                               -----------      -----------     -----------     -----------     -----------     -----------
                                       (UNAUDITED)                      (UNAUDITED)
Current taxes
      Domestic ............     Rs.129,357          111,055      Rs.179,800      Rs.226,975      Rs.167,825      Rs.691,578
      Foreign .............         77,566           75,243         148,099         154,740         174,920         402,752
                               -----------      -----------     -----------     -----------     -----------     -----------
                                   206,923          186,298         327,899         381,715         342,745       1,094,330
                               -----------      -----------     -----------     -----------     -----------     -----------

Deferred taxes ............         (8,876)          22,853           6,515          89,403         182,553          55,712
                               -----------      -----------     -----------     -----------     -----------     -----------
Total income tax expense ..     Rs.198,047       Rs.209,151      Rs.334,414      Rs.471,118      Rs.525,298    Rs.1,150,042
                               ===========      ===========     ===========     ===========     ===========     ===========

        The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:


                                                THREE MONTHS ENDED             SIX MONTHS ENDED                YEAR ENDED
                                                   SEPTEMBER 30,                SEPTEMBER 30,                   MARCH 31,
                                           ---------------------------   ---------------------------   ---------------------------
                                               2000           2001           2000           2001           2000           2001
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                                    (UNAUDITED)                        (UNAUDITED)
Income from continuing operations
before taxes ........................... Rs.1,727,736   Rs.2,318,010   Rs.2,863,476   Rs.4,468,473   Rs.3,858,294   Rs.7,586,625
Enacted tax rate in India ..............         38.5%         35.70%          38.5%         35.70%          38.5%         39.55%
                                           ----------     ----------     ----------     ----------     ----------     ----------
Computed expected tax expense ..........      665,178        827,529      1,102,438      1,595,245      1,485,443      3,000,510
Effect of:
   Income exempt from tax in India .....     (534,500)      (706,964)      (944,154)    (1,377,306)    (1,104,111)    (2,388,705)
   Change in enacted tax rate ..........           --             --             --                       (22,385)         2,453
   Difference between tax basis
    and amount for financial reporting
    of a domestic subsidiary reversed ..           --             --             --        199,512             --             --
   Others ..............................      (10,197)        13,343         28,031       (101,073)        (8,569)       133,032
                                           ----------     ----------     ----------     ----------     ----------     ----------
Domestic income taxes ..................      120,481        133,908        186,315        316,378        350,378        747,290
Effect of tax on foreign income ........       77,566         75,243        148,099        154,740        174,920        402,752
                                           ----------     ----------     ----------     ----------     ----------     ----------
Total income tax expense ...............   Rs.198,047     Rs.209,151     Rs.334,414     Rs.471,118     Rs.525,298    Rs1,150,042
                                           ----------     ----------     ==========     ==========     ==========     ==========

        Deferred tax assets reported as of March 31, 2001, include Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset has been reversed during the six months ended September 30, 2001, consequent to the decision to legally reorganize the business of Wipro Net, as a result of which the benefit of the amount will no longer be available to the Company.

        A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. The aggregate rupee and per share effects of these tax exemptions are Rs. 1,104,111 and Rs. 4.85 per share for the year ended March 31, 2000, Rs. 2,388,705 and Rs. 10.42 per share for the year ended March 31, 2001, Rs. 944,154 and Rs. 4.14 per share for the six months ended September 30, 2000, and Rs. 1,377,306 and Rs. 5.96 per share for the six months ended September 30, 2001.

                                                           AS OF SEPTEMBER 30,                  AS OF MARCH 31,
                                                     -----------------------------      ------------------------------
                                                        2000             2001              2000              2001
                                                     ------------     ------------      ------------     ------------
                                                             (UNAUDITED)
Deferred tax assets
   Allowance for doubtful accounts .............        Rs.37,336        Rs.56,318         Rs.37,366        Rs.56,318
   Carry-forward capital losses ................           24,446          164,726            24,446          164,726
   Carry forward business losses ...............               --           47,918                --               --
   Tax benefits arising from employee stock
   incentive plan to the extent
   charged to income statement .................               --           61,759                --               --

   Difference between tax basis and
    amount for financial reporting of a
      domestic subsidiary ......................          194,261               --           194,261          199,512
   Others ......................................           37,978           25,590            11,678           17,587
                                                     ------------     ------------      ------------     ------------
   Total gross deferred tax assets .............          294,021          356,311           267,751          438,143
   Less: valuation allowance ...................               --         (142,256)               --         (142,256)
                                                     ------------     ------------      ------------     ------------
   Net deferred tax assets .....................          294,021          214,055           267,751          295,887
                                                     ------------     ------------      ------------     ------------
Deferred tax liabilities

   Property, plant and equipment ...............        Rs.16,610        Rs.25,511         Rs.16,610        Rs.25,489
   Undistributed earnings of affiliates ........               --           71,958                --           64,966

   Others ......................................            1,077              150             1,364              187
                                                     ------------     ------------      ------------     ------------
   Total gross deferred tax liability ..........           17,687           97,619            17,974           90,642
                                                     ------------     ------------      ------------     ------------
           Net deferred tax assets .............       Rs.276,334       Rs.116,436        Rs.249,777       Rs.205,245
                                                     ============     ============      ============     ============

        Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the entire carry- forward capital losses. Accordingly, the Company has established a valuation allowance for a major portion of the unabsorbed capital losses arising on sale of shares in Wipro Finance, a discontinued operation. These losses expire after eight years succeeding the year in which they were first incurred. The unabsorbed carry-forward capital losses as of March 31, 2001, expire in 2009.

        Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

24.     EMPLOYEE STOCK INCENTIVE PLANS

        In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust (WERT). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 530,635, 679,450, 700,000 and 651,875 shares held by employees as of March 31, 2000, and 2001, and as of September 30, 2000, and 2001, respectively, subject to vesting conditions are included in the outstanding equity shares.

        In February 2000, the WERT sold 54,745 shares of Wipro to third parties for consideration of Rs. 524,475. The gain on the sale aggregating Rs. 524,472, net of the realized tax impact of Rs. 57,704 has been credited to additional paid-in capital.

        The movement in the shares held by the WERT is given below:

                                                       SIX MONTHS ENDED SEPTEMBER 30,         YEAR ENDED MARCH 31,
                                                       ------------------------------     ------------------------------
                                                          2000               2001             2000              2001
                                                       ------------      ------------     ------------      ------------
                                                               (UNAUDITED)
Shares held at the beginning of the period .......        1,216,460         1,280,885        1,409,485         1,216,460
Shares granted to employees ......................           (2,660)               --         (254,100)           (4,250)
Sale of shares by the WERT .......................               --                --          (54,745)               --
Grants forfeited by employees ....................           38,435            27,575          115,820            68,675
                                                       ------------      ------------     ------------      ------------
Shares held at the end of the period .............        1,252,235         1,308,460        1,216,460         1,280,885
                                                       ============      ============     ============      ============

        The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the WERT plan. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the years ended March 31, 2000, 2001 and the six months ended September 30, 2000, are Rs. 1,028, Rs. 2,212, and Rs. 1,853 respectively. The amortization of deferred stock compensation net of reversals, for the years ended March 31, 2000, 2001 and six months ended September 30, 2000, and 2001, was Rs. 96,898, Rs. 87,160 Rs.46,054 and Rs. 39,985, respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

                                                       SIX MONTHS ENDED SEPTEMBER 30,       YEAR ENDED MARCH 31,
                                                          2000             2001             2000             2001
                                                      ------------     ------------     ------------     ------------
                                                               (UNAUDITED)
Cost of revenues ................................        Rs.16,458        Rs.14,796        Rs.36,299        Rs.32,363
Selling, general and administrative expenses ....           29,596           25,189           60,599           54,797
                                                      ------------     ------------     ------------     ------------
                                                         Rs.46,054        Rs.39,985        Rs.96,898        Rs.87,160
                                                      ============     ============     ============     ============

        In July 1999, the Company established the Wipro Employee Stock Option Plan 1999 (1999 Plan). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 1999 Plan. During the years ended March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

        Stock option activity under the 1999 Plan is as follows:

                                                                           YEAR ENDED MARCH 31, 2000
                                                  ----------------------------------------------------------------------------
                                                                                              WEIGHTED-           WEIGHTED-
                                                                       RANGE OF EXERCISE   AVERAGE EXERCISE       AVERAGE
                                                  SHARES ARISING       PRICES AND GRANT    PRICE AND GRANT        REMAINING
                                                  OUT OF OPTIONS       DATE FAIR VALUES    DATE FAIR VALUES    CONTRACTUAL LIFE
                                                  ---------------      -----------------   ----------------    ---------------
Outstanding at the beginning of the period ..                  --                     --                --                  --
Granted during the period ...................           2,558,150      Rs.1,024 to 2,522          Rs.1,091           36 months
Forfeited during the period .................            (146,000)                 1,086             1,086                  --
Outstanding at the end of the period ........           2,412,150         1,024 to 2,522             1,091           36 months
                                                  ---------------      -----------------   ---------------     ---------------
Exercisable at the end of the period ........                  --                     --                --                  --
                                                  ---------------      -----------------   ---------------     ---------------

                                                                           YEAR ENDED MARCH 31, 2001
                                                  -------------------------------------------------------------------------
                                                                                             WEIGHTED-          WEIGHTED-
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      AVERAGE
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      REMAINING
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  ---------------     ---------------    ----------------   ---------------
Outstanding at the beginning of the period ..          2,412,150      Rs.1,024-2,522           Rs.1,091          36 months
Granted during the period ...................          2,672,000         1,853-2,419              1,860          32 months
Forfeited during the period .................           (405,550)              1,086              1,086                 --
Exercised during the period .................           (114,169)              1,086              1,086                 --
Outstanding at the end of the period ........          4,564,431         1,024-2,522              1,542          29 months
                                                  --------------      --------------     --------------     --------------
Exercisable at the end of the period ........             86,491      Rs.1,024-2,522           Rs.1,284                 --
                                                  --------------      --------------     --------------     --------------



                                                                    SIX MONTHS ENDED SEPTEMBER 30, 2000
                                                  -------------------------------------------------------------------------
                                                                                             WEIGHTED-          WEIGHTED-
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      AVERAGE
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      REMAINING
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  ---------------     -----------------  ----------------   ----------------
Outstanding at the beginning of the period ..          2,412,150      Rs.1,024 to 2,522          Rs.1,091          36 months
Granted during the period ...................          2,672,000         1,853 to 2,420             1,860          38 months
Forfeited during the period .................            (92,200)                 1,086             1,086          33 months
Outstanding at the end of the period ........          4,991,950         1,024 to 2,522             1,503          34 months
                                                  --------------      -----------------  ----------------   ----------------
Exercisable at the end of the period ........            231,995      Rs.1,024 to 1,086          Rs.1,085                 --
                                                  --------------      -----------------  ----------------   ----------------


                                                                    SIX MONTHS ENDED SEPTEMBER 30, 2001
                                                  -------------------------------------------------------------------------
                                                                                             WEIGHTED-          WEIGHTED-
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      AVERAGE
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      REMAINING
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..          4.564,431      Rs.1,024 to 2,522          Rs.1,542          29 months
Granted during the period ...................                 --                     --                --                 --
Forfeited during the period .................           (557,150)        1,086 to 1,853             1,471
Exercised during the period .................             (4,670)                  1086             1,086
Outstanding at the end of the period ........          4,002,611         1,024 to 2,522             1,553          23 months
                                                  ---------------     -----------------  ----------------   ---------------
Exercisable at the end of the period ........            400,261      Rs.1,024 to 1,853          Rs.1,553                 --
                                                  ---------------     -----------------  ----------------   ---------------

        In July 2000, the Company established the Wipro Employee Stock Option Plan 2000 (2000 Plan). Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 Plan. During the year March 31, 2001, and the six months ended September 30, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.


        Stock option activity under the 2000 Plan is as follows:

                                                                           YEAR ENDED MARCH 31, 2001
                                                  -------------------------------------------------------------------------
                                                                                             WEIGHTED-      WEIGHTED-AVERAGE
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE       REMAINING
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT    CONTRACTUAL LIFE
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES       (MONTHS)
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..                 --                  --                 --                 --
Granted during the period ...................          3,520,300     Rs.2,382--2,746           Rs.2,397          37 months
Forfeited during the period .................           (305,950)              2,382              2,382                 --
Outstanding at the end of the period ........          3,214,350        2,382--2,746              2,397          37 months
                                                  --------------      --------------     --------------     --------------
Exercisable at the end of the period ........                 --                  --                 --                 --
                                                  --------------      --------------     --------------     --------------

                                                                    SIX MONTHS ENDED SEPTEMBER 30, 2001
                                                  -------------------------------------------------------------------------
                                                                                             WEIGHTED-          WEIGHTED-
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      AVERAGE
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      REMAINING
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..          3,214,350      Rs.2,382-2,746           Rs.2,397          37 months
Granted during the period ...................             93,244         1,269-1,670              1,431          37 months
Forfeited during the period .................           (397,900)              2,382              2,382
Exercised during the period .................                 --                  --                 --                 --
Outstanding at the end of the period ........          2,909,694        1,269--2,746              2,368          31 months
                                                  --------------      --------------     --------------     --------------
Exercisable at the end of the period ........                 --                  --                 --                 --
                                                  --------------      --------------     --------------     --------------

        In April 2000, the Company established the 2000 Stock Option Plan (2000 ADS Plan). Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 ADS Plan. During the year ended March 31, 2001, and the six months ended September 30, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.


Stock option activity under the 2000 ADS Plan is as follows:

                                                                        YEAR ENDED MARCH 31, 2001
                                                  -------------------------------------------------------------------------
                                                                                                              WEIGHTED-
                                                                                             WEIGHTED-         AVERAGE
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      REMAINING
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      CONTRACTUAL
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES    LIFE (MONTHS)
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period .                 --                  --                 --                 --
Granted during the period ..................            268,750      $       41.375     $       41.375          37 months
Forfeited during the period ................             (4,000)             41.375             41.375                 --
Outstanding at the end of the period .......            264,750              41.375             41.375          37 months
                                                 --------------      --------------     --------------     --------------
Exercisable at the end of the period .......                 --                  --                 --                 --
                                                 --------------      --------------     --------------     --------------


                                                               SIX MONTH PERIOD ENDED SEPTEMBER 30, 2001
                                                  -------------------------------------------------------------------------
                                                                                                              WEIGHTED-
                                                                                             WEIGHTED-         AVERAGE
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      REMAINING
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      CONTRACTUAL
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES    LIFE (MONTHS)
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..            264,750     $        41.375     $       41.375          37 months
Granted during the period ...................              6,000     25.90 to  35.77             26.209          40 months
Forfeited during the period .................                 --                  --                 --                 --
Outstanding at the end of the period ........            270,750     25.90 to 41.375             41.039          31 months
                                                  --------------     ---------------     --------------     --------------
Exercisable at the end of the period ........                 --                  --                 --                 --
                                                  --------------     ---------------     --------------     --------------

        In December 1999, Wipro Net established an Employee Stock Option Plan (Wipro Net Plan). Under the Wipro Net Plan, eligible employees are granted an option to purchase equity shares of Wipro Net subject to the requirements of vesting. Wipro Net has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Wipro Net Plan. During the year March 31, 2000, and 2001, and the six months ended September 30, 2000, and 2001, Wipro Net has not recorded any deferred compensation as the exercise price was not less than the fair market value of the underlying equity shares on the grant date.

Stock option activity under the Wipro Net Plan is as follows:

                                                                          YEAR ENDED MARCH 31, 2000
                                                  -------------------------------------------------------------------------
                                                                                                              WEIGHTED-
                                                                                             WEIGHTED-         AVERAGE
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      REMAINING
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      CONTRACTUAL
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES    LIFE (MONTHS)
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..                 --                 --                 --                 --
Granted during the period ...................            410,000          Rs.70-400              Rs.95          39 months
Forfeited during the period .................                 --                 --                 --                 --
Outstanding at the end of the period ........            410,000             70-400                 95          39 months
                                                  --------------     --------------     --------------     --------------
Exercisable at the end of the period ........                 --                 --                 --                 --
                                                  --------------     --------------     --------------     --------------


                                                                           YEAR ENDED MARCH 31, 2001
                                                  -------------------------------------------------------------------------
                                                                                                              WEIGHTED-
                                                                                             WEIGHTED-         AVERAGE
                                                                      RANGE OF EXERCISE  AVERAGE EXERCISE      REMAINING
                                                  SHARES ARISING      PRICES AND GRANT   PRICE AND GRANT      CONTRACTUAL
                                                  OUT OF OPTIONS      DATE FAIR VALUES   DATE FAIR VALUES    LIFE (MONTHS)
                                                  ---------------     -----------------  ----------------   ---------------
Outstanding at the beginning of the period ..            410,000           Rs.70-400              Rs.95          39 months
Granted during the period ...................            216,500                 100                100          31 months
Forfeited during the period .................           (196,000)             70-400                109                 --
Outstanding at the end of the period ........            430,500              70-400                 91          29 months
                                                  --------------      --------------     --------------     --------------
Exercisable at the end of the period ........             13,611                  70                 --                 --
                                                  --------------      --------------     --------------     --------------

        Consequent to the decision to legally reorganize the business of Wipro Net by merging Wipro Net with Wipro, stock options in the stock of Wipro Net, issued to employees of Wipro Net, have been exchanged for stock options of Wipro under the 2000 Plan. The exchange did not result in an increase in the aggregate intrinsic value of the award or a reduction in the ratio of the exercise price per share to the market price per share.


        The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                                    SIX MONTHS ENDED SEPTEMBER 30,               YEAR ENDED MARCH 31,
                                                  ----------------------------------     ---------------------------------
                                                      2000                2001                2000                2001
                                                  --------------      --------------     --------------     --------------
                                                             (UNAUDITED)
Net income
        As reported .........................       Rs.2,469,958       Rs.3,997,355       Rs.3,551,703       Rs.6,455,214
        Adjusted pro forma ..................          1,955,974          3,040,097          3,383,749          5,198,098
Earnings per share:  Basic
        As reported .........................              10.84              17.30              15.59              28.15
        Adjusted pro forma ..................               8.62              13.16              14.85              22.67
Earnings per share:  Diluted
        As reported .........................              10.73              17.28              15.54              27.91
        Adjusted pro forma ..................               8.54              13.16              14.80              22.58

        The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.


Dividend yield ....................             0.03%
Expected life .....................        42 months
Risk free interest rates ..........               11%
Volatility ........................               45%

25.     EARNINGS PER SHARE

        A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

                                                                  SIX MONTHS ENDED SEPTEMBER 30,         YEAR ENDED MARCH 31,
                                                                  -----------------------------     -----------------------------
                                                                      2000             2001             2000             2001
                                                                  ------------     ------------     ------------     ------------
                                                                            (UNAUDITED)
Basic earnings per equity share -- weighted average number
    of equity shares outstanding ............................      227,922,003      231,021,983      227,843,378      229,325,989

Effect of dilutive equivalent shares-stock options
    outstanding .............................................        2,133,504          306,002          804,756        1,928,534
                                                                  ------------     ------------     ------------     ------------
Diluted earnings per equity share -- weighted average
    number of equity shares and equivalent shares
    outstanding .............................................      230,055,507      231,327,985      228,648,134      231,254,523
                                                                  ============     ============     ============     ============

        Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

        Options to purchase 5,852,444 equity shares were outstanding during the six months ended September 30, 2001, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26.     EMPLOYEE BENEFIT PLANS

        Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

        Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

        Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

        The Company contributed Rs. 161,723, Rs. 249,341, Rs. 57,226 and Rs. 76,833 to various defined contribution and benefit plans during the years ended March 31, 2000, 2001 and six months ended September 30, 2000 and 2001, respectively.

27.     RELATED PARTY TRANSACTIONS

        The Company has the following transactions with related parties.

                                                                       SIX MONTHS ENDED SEPTEMBER 30,      YEAR ENDED MARCH 31,
                                                                        -----------------------------   -------------------------
                                                                             2000           2001           2000           2001
                                                                          ----------     ----------     ----------     ----------
                                                                                 (UNAUDITED)
Wipro GE Medical Systems:
    Revenues from sale of computer equipment and
     administrative and management support services .................      Rs.17,387       Rs.6,294      Rs.54,535      Rs.17,396
    Fees for usage of trade mark ....................................             --         19,523             --          8,820
    Rent paid .......................................................             --             --          1,198             --

Wipro Net:
    Fees for consultancy services ...................................             --             --         12,186         13,100
    Fees for computer and network maintenance support ...............             --             --             --         10,452
    Revenues from sale of computer equipment ........................         28,647             --             --        109,871

Wipro ePeripherals:
    Revenues from sale of computer equipment
    and services ....................................................          2,037         15,244             --         13,984
    Fees for usage of trade mark ....................................             --         26,500
    Interest received on debentures .................................          1,042          2,500             --          4,704
    Purchase of printers ............................................         27,992         78,441             --        169,000

NetKracker:
    Fees received for technical and infrastructure support services .             --         35,485             --         37,018

      Revenues from sale of computer equipment and services .........             --          2,358             --             --

Principal Shareholder:
    Payment of lease rentals ........................................            600            600          1,200          1,200


        The Company has the following receivables from related parties, which are reported as other current assets in the balance sheet.

                                                        AS OF SEPTEMBER 30,                  AS OF MARCH 31,
                                                  -------------------------------     -------------------------------
                                                      2000              2001              2000               2001
                                                  -------------     -------------     -------------     -------------
                                                            (UNAUDITED)
Wipro GE Medical Systems: ...................          Rs.5,104         Rs.22,788             Rs.--         Rs.13,295
Wipro ePeripherals ..........................                              33,051                --                --
Wipro Net ...................................           122,335                --            12,186                --
Net Kracker .................................                --                35                --                --
Security deposit given to Hasham Premji, a
  firm under common control .................            25,000            25,000            25,000            25,000
                                                  -------------     -------------     -------------     -------------
                                                     Rs.152,439         Rs.80,874         Rs.37,186         Rs.38,295
                                                  =============     =============     =============     =============

        The Company has the following payables to related parties, which are reported as other liabilities in the balance sheet.

                            AS OF SEPTEMBER 30,                  AS OF MARCH 31,
                       -----------------------------     -----------------------------
                          2000              2001             2000             2001
                       ------------     ------------     ------------     ------------
                                (UNAUDITED)
Wipro ePeripherals         Rs.1,313        Rs.33,855               --         Rs.2,297
NetKracker .......               --               50               --           10,000
                       ------------     ------------     ------------     ------------
                           Rs.1,313        Rs.33,905               --        Rs.12,297
                       ============     ============     ------------     ============

        As of March 31, 2001, and September 30, 2000 and 2001, the Company holds debentures of Rs. 40,000, 100,000 and Rs. 40,000 respectively in Wipro ePeripherals. As of March 31, 2001 and September 30, 2001 the Company holds convertible preference shares of Rs. 54,000 and Rs. 37,384 respectively in NetKracker, which are included in investment securities.

28. COMMITMENTS AND CONTINGENCIES

        Capital commitments. As of March 31, 2000, and 2001 and September 30, 2000, and 2001, the Company had committed to spend approximately Rs. 160,084, Rs. 400,280, Rs. 230,814 and Rs. 241,376, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

        Guarantees. As of March 31, 2000, and 2001, and September 30, 2000, and 2001, performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 880,557, Rs. 346,764, Rs. 395,706 and Rs. 878,228, respectively, as part of the bank line of credit.

        Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of September 30, 2001, the Company has met all commitments under the plan.

        Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

29. SEGMENT INFORMATION

        The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. Until fiscal 2000, interest income by lending to other segments and exchange rate fluctuations, were included as a component of total revenue and operating income for segment data. From fiscal 2001, the Chief Operating Decision Maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the Company.

        The Global IT Services and Products (Wipro Technologies) segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

        The India and AsiaPac IT Services and Products (Wipro Infotech) segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India and the AsiaPacific region.

        The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

        Others consists of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling item.

        Information on reportable segments is as follows:

                                                                             YEAR ENDED MARCH 31, 2000
                                                       --------------------------------------------------------------------------
                                                                           INDIA AND
                                                        GLOBAL IT          ASIAPAC IT            CONSUMER           OTHERS
                                                       SERVICES AND       SERVICES AND           CARE AND           (NET OF
                                                         PRODUCTS            PRODUCTS            LIGHTING          ELIMINATION)
                                                       -------------       -------------       -------------       -------------
Revenues .........................................     Rs.10,206,078        Rs.8,089,297        Rs.3,151,116        Rs.1,380,583
Exchange rate fluctuations .......................            88,946             (13,923)             (2,090)                 --
Interest income on funding other segments, net ...           163,500                  --              43,000                  --
                                                       -------------       -------------       -------------       -------------
      Total revenues .............................        10,458,524           8,075,374           3,192,026           1,380,583
Cost of revenues .................................        (6,219,980)         (6,541,162)         (2,251,238)         (1,070,031)
Selling, general and administrative expenses .....        (1,345,009)         (1,097,902)           (461,823)           (224,046)
Amortization of goodwill .........................                --              (1,000)                 --                  --
Exchange rate fluctuations .......................                --                  --                  --                  --
Gain on sale of property and equipment ...........                --                  --               1,929                  --
                                                       -------------       -------------       -------------       -------------
      Operating income of segment ................      Rs.2,893,535          Rs.435,310          Rs.480,894           Rs.86,506
                                                       =============       =============       =============       =============

Total assets of segment ..........................      Rs.5,116,501        Rs.3,788,784        Rs.1,282,676          Rs.764,433
Capital employed .................................         2,711,042           1,474,491             678,549             521,146
Return on capital employed .......................               107%                 30%                 71%                 --
Accounts receivable ..............................         2,163,931           1,743,789             133,889             389,751
Depreciation .....................................           526,511              68,105              86,002              43,225

                                                        RECONCILING
                                                            ITEMS          ENTITY TOTAL
                                                        -------------      -------------
Revenues .........................................              Rs.--      Rs.22,827,074
Exchange rate fluctuations .......................            (72,933)                --
Interest income on funding other segments, net ...           (206,500)                --
                                                        -------------      -------------
      Total revenues .............................           (279,433)        22,827,074
Cost of revenues .................................                 --        (16,082,411)
Selling, general and administrative expenses .....           (122,518)        (3,251,298)
Amortization of goodwill .........................                 --             (1,000)
Exchange rate fluctuations .......................             51,603             51,603
Gain on sale of property and equipment ...........             14,808             16,737
                                                        -------------      -------------
      Operating income of segment ................       Rs.(335,540)       Rs.3,560,705
                                                        =============      =============

Total assets of segment ..........................       Rs.1,725,959      Rs.12,678,353
Capital employed .................................          3,048,562          8,433,790
Return on capital employed .......................                 --                 --
Accounts receivable ..............................                 --          4,431,360
Depreciation .....................................             10,630            734,473



                                                                               YEAR ENDED MARCH 31, 2001
                                                       ---------------------------------------------------------------------------
                                                                           INDIA AND
                                                        GLOBAL IT          ASIAPAC IT            CONSUMER           OTHERS
                                                       SERVICES AND       SERVICES AND           CARE AND           (NET OF
                                                         PRODUCTS            PRODUCTS            LIGHTING          ELIMINATION)
                                                       -------------       -------------       -------------       -------------
Revenues .........................................     Rs.17,670,426        Rs.8,670,790        Rs.3,143,537        Rs.1,328,915
Exchange rate fluctuations .......................           126,291             (46,387)                 --                  --
                                                       -------------       -------------       -------------       -------------
      Total revenues .............................        17,796,717           8,624,403           3,143,537           1,328,915
Cost of revenues .................................        (9,204,649)         (6,467,592)         (2,215,349)           (876,320)
Selling, general and administrative expenses .....        (2,574,518)         (1,392,304)           (538,753)           (161,484)
Amortization of goodwill .........................                --              (1,000)                 --                  --
Exchange rate fluctuations .......................                --                  --                  --                  --
Gain on sale of property and equipment ...........                --                  --              46,113                  --
                                                       -------------       -------------       -------------       -------------
      Operating income of segment ................      Rs.6,017,550          Rs.763,507          Rs.435,548          Rs.291,111
                                                       =============       =============       =============       =============

Total assets of segment ..........................      Rs.9,242,116        Rs.3,921,596        Rs.1,205,128        Rs.1,668,108
Capital employed .................................         7,760,449           1,090,097             846,978           1,271,686
Return on capital employed .......................                78%                 70%                 46%                 --
Accounts receivable ..............................         3,499,406           1,674,773             158,927             591,255
Depreciation .....................................           708,274              94,166              63,901              50,169


                                                          RECONCILING
                                                              ITEMS          ENTITY TOTAL
                                                          -------------      -------------
Revenues .........................................                Rs.--      Rs.30,813,668
Exchange rate fluctuations .......................              (79,904)                --
                                                          -------------      -------------
      Total revenues .............................              (79,904)        30,813,668
Cost of revenues .................................              (85,459)       (18,849,369)
Selling, general and administrative expenses .....             (168,036)        (4,835,095)
Amortization of goodwill .........................              (44,389)           (45,389)
Exchange rate fluctuations .......................               86,399             86,399
Gain on sale of property and equipment ...........              108,344            154,457
                                                          -------------      -------------
      Operating income of segment ................         Rs.(183,045)       Rs.7,324,671
                                                          =============      =============

Total assets of segment ..........................        Rs.10,124,767      Rs.26,161,715
Capital employed .................................            8,551,974         19,521,184
Return on capital employed .......................                   --                 --
Accounts receivable ..............................                   --          5,924,361
Depreciation .....................................               74,752            991,262

                                                                             SIX MONTHS ENDED SEPTEMBER 30, 2000
                                                       --------------------------------------------------------------------------
                                                                           INDIA AND
                                                        GLOBAL IT          ASIAPAC IT            CONSUMER           OTHERS
                                                       SERVICES AND       SERVICES AND           CARE AND           (NET OF
                                                         PRODUCTS            PRODUCTS            LIGHTING          ELIMINATION)
                                                       -------------       -------------       -------------       -------------
Revenues .........................................      Rs.7,754,562        Rs.4,197,396        Rs.1,524,944          Rs.534,922
Exchange rate fluctuations .......................            58,990                  --                  --                  --
                                                       -------------       -------------       -------------       -------------
      Total revenues .............................         7,813,552           4,197,396           1,524,944             534,922
Cost of revenues .................................        (4,160,897)         (3,260,175)         (1,099,529)           (400,401)
Selling, general and administrative expenses .....        (1,134,622)           (674,893)           (269,187)            (77,790)
Amortization of goodwill .........................                --              (1,000)                 --                  --
Exchange rate fluctuations .......................                --                  --                  --                  --
Gain on sale of property and equipment ...........                --                  --                  --                  --
      Operating income of segment ................      Rs.2,518,033          Rs.261,328          Rs.156,228           Rs.56,731
                                                       =============       =============       =============       =============

Total assets of segment ..........................      Rs.7,025,502        Rs.2,755,859        Rs.1,084,420        Rs.1,111,080
Capital employed .................................         5,786,393             491,288             668,658             901,406
Return on capital employed .......................                87%                106%                 45%                 --
Accounts receivable ..............................         3,009,045           1,068,306             130,301             374,773
Depreciation .....................................           289,121              42,131              28,851              21,458


                                                         RECONCILING
                                                           ITEMS           ENTITY TOTAL
                                                        -------------      -------------
Revenues .........................................              Rs.--      Rs.14,011,824
Exchange rate fluctuations .......................            (58,990)                --
                                                        -------------      -------------
      Total revenues .............................            (58,990)        14,011,824
Cost of revenues .................................                 --         (8,921,002)
Selling, general and administrative expenses .....           (107,672)        (2,264,164)
Amortization of goodwill .........................                 --             (1,000)
Exchange rate fluctuations .......................             19,214             19,214
Gain on sale of property and equipment ...........                 --                 --
      Operating income of segment ................       Rs.(147,448)       Rs.2,844,872
                                                        =============      =============

Total assets of segment ..........................       Rs.3,616,100      Rs.15,592,961
Capital employed .................................          3,246,713         11,094,458
Return on capital employed .......................                 --                 51%
Accounts receivable ..............................                 --          4,582,425
Depreciation .....................................             23,844            405,405




                                                                          SIX MONTHS ENDED SEPTEMBER 30, 2001
                                                       ---------------------------------------------------------------------------
                                                                           INDIA AND
                                                        GLOBAL IT          ASIAPAC IT            CONSUMER           OTHERS
                                                       SERVICES AND       SERVICES AND           CARE AND           (NET OF
                                                         PRODUCTS            PRODUCTS            LIGHTING          ELIMINATION)
                                                       -------------       -------------       -------------       -------------
Revenues .........................................        10,761,171           3,092,639           1,467,924             811,151
Exchange rate fluctuations .......................           171,998              (4,846)                 --                  --
                                                       -------------       -------------       -------------       -------------
      Total revenues .............................        10,933,169           3,087,793           1,467,924             811,151
Cost of revenues .................................        (5,926,854)         (2,225,532)         (1,034,675)           (652,360)
Selling, general and administrative expenses .....        (1,185,933)           (663,171)           (234,367)           (176,348)
Research and Development expenses ................           (67,398)                 --                  --                  --
Amortization of goodwill .........................                --              (1,000)                 --                  --
Exchange rate fluctuations .......................                --                  --                  --                  --
Gain on sale of property and equipment ...........                --                  --               1,808                  --
                                                       =============       =============       =============       =============
      Operating income of segment ................         3,752,984             198,090             200,690             (17,557)
                                                       =============       =============       =============       =============

Total assets of segment ..........................      Rs.9,435,070        Rs.2,959,620        Rs.1,114,944        Rs.1,739,892
Capital employed .................................         6,934,840             592,275             744,494           1,655,500
Return on capital employed .......................               108%                 67%                 54%
Accounts receivable ..............................         3,607,651           1,127,463             147,662             450,893
Depreciation .....................................           443,284              66,157              31,816              85,557

                                                         RECONCILING
                                                           ITEMS            ENTITY TOTAL
                                                        -------------      -------------
Revenues .........................................                            16,132,885
Exchange rate fluctuations .......................           (167,152)                --
                                                        -------------      -------------
      Total revenues .............................           (167,152)        16,132,885
Cost of revenues .................................                            (9,839,421)
Selling, general and administrative expenses .....            (79,801)        (2,339,620)
Research and Development expenses ................                               (67,398)
Amortization of goodwill .........................            (86,782)           (87,782)
Exchange rate fluctuations .......................            167,152            167,152
Gain on sale of property and equipment ...........             13,061             14,869
                                                        =============      =============
      Operating income of segment ................           (153,522)         3,980,685
                                                        =============      =============

Total assets of segment ..........................      Rs.14,014,259      Rs.29,263,786
Capital employed .................................         13,578,404         23,505,512
Return on capital employed .......................                                    34%
Accounts receivable ..............................             28,683          5,362,352
Depreciation .....................................             43,010            669,824

        The Company has three geographic segments: India, the United States, and Rest of the world. Revenues from the geographic segments based on domicile of the customer is as follows:


                                             SIX MONTHS ENDED SEPTEMBER 30,           YEAR ENDED MARCH 31,
                                                2000               2001              2000              2001
                                             -------------     -------------     -------------     -------------
                                                      (UNAUDITED)
India ..................................      Rs.6,094,298      Rs.5,211,463     Rs.12,244,102     Rs.12,490,640
United States ..........................         4,563,802         6,213,851         6,522,166        11,430,738
Rest of the world ......................         3,353,724         4,707,571         4,060,806         6,892,290
                                             -------------     -------------     -------------     -------------
                                             Rs.14,011,824     Rs.16,132,885     Rs.22,827,074     Rs.30,813,668
                                             =============     =============     =============     =============

30.     FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of held-to-maturity investment securities and long-term debt approximates their carrying value as the interest rates reflect prevailing market rates.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

        Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the prospectus filed with the Securities and Exchange Commission, as well as the factors included in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

        We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have three primary business segments we operate through independent divisions.

        - Global IT Services and Products. We provide research and development services for hardware and software design to technology and telecommunication companies, software application development and system integration services to corporate enterprises. In large system integration projects, we also supply the hardware and software products. These services are marketed and delivered through our Wipro Technologies division.

        - India and AsiaPac IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of companies in India and the AsiaPacific region through our Wipro Infotech division.

        - Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

        We evaluate our revenue for each business segment by including the impact of exchange rate fluctuations. A breakdown of our revenue and operating income is provided below:

                                                           THREE MONTHS ENDED               SIX MONTHS ENDED             YEAR ENDED
                                                              SEPTEMBER 30,                    SEPTEMBER 30,              MARCH 31,
                                                         -------------------------       -------------------------       ---------
                                                            2000            2001            2000            2001            2001
                                                         ---------       ---------       ---------       ---------       ---------
REVENUE:

      Global IT Services and Products ..............            55%             66%             55%             67%             58%
      India and AsiaPac IT Services and Products ...            31              20              30              19              28
      Consumer Care and Lighting ...................            10               9              11               9              10
      Other ........................................             4               5               4               5               4
                                                         ---------       ---------       ---------       ---------       ---------
                                                               100%            100%            100%            100%            100%
OPERATING INCOME:

      Global IT Services and Products ..............            86%             92%             89%             94%             82%
      India and AsiaPac IT Services and Products ...            10               6               9               5              10
      Consumer Care and Lighting ...................             4               5               5               5               6
      Others .......................................             2               1               2              --               4
      Reconciling items ............................            (2)             (4)             (5)             (4)             (2)
                                                         ---------       ---------       ---------       ---------       ---------
                                                               100%            100%            100%            100%            100%
                                                         ---------       ---------       ---------       ---------       ---------

        The Others category in the table above includes our other lines of business such as Wipro Net and Wipro Fluid Power. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.


                                                                                                                  (IN MILLIONS)

                                                                           GLOBAL IT SERVICES AND PRODUCTS
                                                      --------------------------------------------------------------------------
                                                        THREE MONTHS ENDED               SIX MONTHS ENDED             YEAR ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,              MARCH 31,
                                                      --------------------------      --------------------------      ----------
                                                         2000            2001            2000            2001            2001
                                                      ----------      ----------      ----------      ----------      ----------
Revenue
  Services ......................................       Rs.4,186        Rs.5,316        Rs.7,814       Rs.10,526       Rs.17,797
  Products ......................................             --             407              --             407              --
   Total ........................................          4,186           5,723           7,814          10,933          17,797
Cost of Revenue
  Services ......................................          2,237           2,867           4,161           5,569           9,205
  Products ......................................             --             358              --             358              --
   Total ........................................          2,237           3,225           4,161           5,927           9,205
Selling, general and administrative expenses ....            499             581           1,135           1,186           2,575
Research and Development expenses ...............             --              30              --              67              --
Operating Income ................................          1,450           1,887           2,518           3,753           6,017
Revenue growth rate over prior period ...........             59%             37%             65%             40%             70%
Operating margin ................................             35%             33%             32%             34%             34%

        Global IT Services and Products revenue from services is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended September 30, 2001, time and materials projects generated 73% of Global IT Services and Products revenue, while fixed-price, fixed-time frame projects generated 27%. The proportion of revenue from fixed price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation. Global IT Services and Products revenue from products is derived from the sale of hardware and software products.

        The Global IT Services and Products cost of revenues for services consists primarily of compensation expenses for all of our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance. The Global IT Services and Products cost of revenues for products consists of the cost for products procured from third party manufacturers.

        The services component of our Global IT Services and Products revenues and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of September 30, 2001, 79% of the services components of our Global IT Services and Products professionals were located in India. For the six months ended September 30, 2001, 49% of the services component of our Global IT Services and Products revenues were generated from work performed at our facilities in India.

        Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 4,157 million, Rs. 5,601 million, Rs. 7,755 million, Rs. 10,761 million, and Rs. 17,670 million for the three months ended September 30, 2000 and 2001, the six months ended September 30, 2000 and 2001 and the fiscal year ended March 31, 2001, respectively.

                                                                    INDIA AND ASIAPAC IT SERVICES AND PRODUCTS
                                                      --------------------------------------------------------------------------
                                                        THREE MONTHS ENDED               SIX MONTHS ENDED             YEAR ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,              MARCH 31,
                                                      --------------------------      --------------------------      ----------
                                                         2000            2001            2000            2001            2001
                                                      ----------      ----------      ----------      ----------      ----------
                                                                                    (IN MILLIONS)
Revenue
      IT Services ............................         Rs.524          Rs.494           Rs.945          Rs.979         Rs.1,879
      IT Products ............................          1,822           1,230            3,252           2,109            6,745
       Total .................................          2,346           1,724            4,197           3,088            8,624
Cost of Revenue
      IT Services ............................            270             251              488             518            1,011
      IT Products ............................          1,498           1,018            2,772           1,708            5,457
       Total .................................          1,768           1,269            3,260           2,226            6,468
Selling, general and administrative expenses .            411             328              675             663            1,392
Amortization of goodwill .....................              1               1                1               1                1
Operating income .............................            166             127              261             198              763
Revenue growth rate over prior period ........             14%            (27%)             21%            (26%)              7%
Operating margin .............................              7%              7%               6%              6%               9%

        Our India and AsiaPac IT services revenue is derived principally from hardware and software support, maintenance and consulting services. Our India and AsiaPac IT products revenues is primarily from sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from these services over the contract period or when the services are accepted by the client, depending on the contract terms. For India and AsiaPac IT products we recognize revenues on dispatch. Effective January 1, 2001, we adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Revenue continues to be recognized on dispatch, however where the customer is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation. Financial information for the three months and six months ended September 30, 2000, has been restated by applying the newly adopted accounting principle.

        On July 27, 2000, at our Annual General Meeting, our shareholders approved the sale of our peripherals business unit. Our peripherals business unit is engaged in the manufacture of printers and the distribution of printers, storage devices, consumables and other peripherals. Effective as of September 1, 2000, all assets and liabilities of our peripherals division were transferred to a new entity, Wipro ePeripherals Limited, for a 38.7% interest of Rs. 54.60 million in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60 million and Rs. 156.30 million in cash.

        The cost of revenue for India and AsiaPac IT services consists primarily of compensation expense and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for India and AsiaPac IT products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We generally recognize these costs at the time of sale. Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

        Historically, our India and AsiaPac IT products revenue has accounted for a substantial majority of revenue and a much smaller portion of operating income of our India and AsiaPac IT Services and Products business segment. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, and Internet and e-commerce applications.

        Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 2,323 million, Rs. 1,723 million, Rs. 4,197 million, Rs. 3,093 million and Rs. 8,671 million for the three months ended September 30, 2000, and 2001, the six months ended September 30, 2000 and 2001, and the year ended March 31, 2001, respectively.

                                                                              CONSUMER CARE AND LIGHTING
                                                      --------------------------------------------------------------------------
                                                        THREE MONTHS ENDED               SIX MONTHS ENDED             YEAR ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,              MARCH 31,
                                                      --------------------------      --------------------------      ----------
                                                         2000            2001            2000            2001            2001
                                                      ----------      ----------      ----------      ----------      ----------
                                                                                     (IN MILLIONS)
Revenue ......................................         Rs.788          Rs.743         Rs.1,525        Rs.1,468         Rs.3,144
Cost of Revenue ..............................            579             545            1,100           1,035            2,215
Selling, general and administrative expenses .            138              89              269             234              539
Gain / (loss) on sale of property ............             --              --               --               2               46
Operating income .............................             71             109              156             201              436
Revenue growth rate over prior period ........              1%             (6%)              1%             (4%)             (2%)
Operating margin .............................              9%             15%              10%             14%              14%

        We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to maintain a steady growth in operating income for these businesses. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

        We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for facilities. Selling, general and administrative expenses are similar in type to those for our other business segments.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

        We have amortized deferred stock compensation expenses of Rs. 17 million, Rs. 23 million, Rs. 46 million, Rs. 40 million, and Rs. 87 million for the three months ended September 30, 2000 and 2001, the six months ended September 30, 2000, and 2001, and the year ended March 31, 2001, respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on an straight-line basis over the vesting period of the equity shares, which ranges from six months to five years.

        The stock compensation charge has been allocated to cost of revenues and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

                                                        THREE MONTHS ENDED               SIX MONTHS ENDED             YEAR ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,              MARCH 31,
                                                      --------------------------      --------------------------      ----------
                                                         2000            2001            2000            2001            2001
                                                      ----------      ----------      ----------      ----------      ----------
                                                                                     (IN MILLIONS)
Cost of revenues .................................           Rs.5           Rs.9          Rs.16          Rs.15          Rs.32
Selling, general and administrative expenses .....             12             14             30             25             55
                                                       ----------     ----------     ----------     ----------     ----------
      Total ......................................          Rs.17          Rs.23          Rs.46          Rs.40          Rs.87
                                                       ----------     ----------     ----------     ----------     ----------

AMORTIZATION OF GOODWILL

        In the year ended March 31, 1999, we acquired the minority interest in Wipro Computers Ltd., our subsidiary, held by Acer group. This acquisition resulted in a goodwill of Rs. 11 million. In December 2000, we acquired the 45% minority interest held by KPN Telecom in Wipro Net, our subsidiary. This acquisition resulted in a goodwill of Rs. 868 million. Goodwill is amortized over a period of 5 years.

OTHER INCOME/(EXPENSE) - (NET)

        Our other income includes interest income on short term investments net of interest expense on short term and long-term debt.

EQUITY IN EARNINGS OF AFFILIATE

        Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a joint venture with General Electric.

        Wipro ePeripherals Ltd. (WeP). On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd., or WeP. WeP has equity participation from certain strategic investors and employees of Wipro. Our share in income of WeP is accrued in proportion to our equity interest of 38.7%.

        Wipro Net Ltd. As of March 31, 1999, we held 100% equity interest in Wipro Net. In December 1999, we decreased our interest in Wipro Net Ltd. from 100% to 55%. Historically, the results of operations of Wipro Net Ltd. have not been material in relation to our consolidated financial statements. Consequently, the decrease in our interest in Wipro Net Ltd. did not significantly impact our revenues and operating income.

        In December 2000, we acquired 45% minority interest in Wipro Net for Rs 1,087 million resulting in a goodwill of Rs. 868 million. Subsequent to the acquisition, the financial statements have been consolidated with Wipro. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs. 136 million for the fiscal year ended March 31, 2001, is reported by the equity method.

        On May 17, 2001, the Boards of Directors of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to regulatory approvals from the High Court of Karnataka, India.

        NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net comprising property and other assets and employees was transferred to NetKracker, a newly established entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73 million in exchange for equity of Rs. 19 million and convertible preference shares of Rs. 54 million. Simultaneously, a strategic investor invested Rs. 300 million in NetKracker, for a 51% equity interest.

INCOME TAXES

        Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

        Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday, which will expire in fiscal 2009, from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones;" and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the six months ended September 30, 2000, and 2001 and the year ended March 31, 2001, we realized tax benefits of Rs. 944 million, Rs. 1,377 million and Rs. 2,389 million, respectively, from such tax incentives.

        The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 1999-2000 to fiscal 2008-2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, would have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

        In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. Under the Finance Act, 2000, the tax deduction will be phased out over a five-year period, by decreasing the tax deduction by 20% each year commencing from fiscal 2002 for companies opting for the 100% tax deduction for profits derived from exporting information technology services.

RESULTS OF OPERATIONS

        THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

        Revenue. Our total revenue increased 12% from Rs. 7,552 million for the three months ended September 30, 2000, to Rs. 8,479 million for the three months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the three months ended September 30, 2000, revenues increased by 17%. The total increase in revenue was attributable to an increase of 35% in revenue from Global IT Services and Products, decreases of 26% and 6% in revenue of India and AsiaPac IT Services and Products and Consumer Care and Lighting, respectively, and an increase of 46% in revenue from Others.

        Global IT Services and Products revenue from services increased 25% from Rs. 4,157 million for the three months ended September 30, 2000, to Rs. 5,194 million for the three months ended September 30, 2001. The increase resulted from the growth in the number of clients and the number and size of projects performed for our clients. The total number of clients who accounted for over $1 million in revenue for the period increased from 65 during the three months ended September 30, 2000, to 81 during the three months ended September 30, 2001. The total number of clients who accounted for over $5 million in revenue for the year increased from 15 during the three months ended September 30, 2000, to 24 during the three months ended September 30, 2001. Over 26 new clients were added during the three months ended September 30, 2001. New clients added in the fiscal year ending March 31, 2002 accounted for 13% of the services components of our Global IT Services and Products revenues for the three months ended September 30, 2001. In the three months period ended September 30, 2001, Global IT Services and Products recognized revenues of Rs. 407 million from the sale of hardware and software products. There were no product revenues in the corresponding period of the previous year. Global IT Services and Products revenue increased 35% from Rs. 4,157 million for the three months ended September 30, 2000, to Rs. 5,601 million for the three months ended September 30, 2001.

        India and AsiaPac IT Services and Products revenue decreased 26% from Rs. 2,324 million for the three months ended September 30, 2000 to Rs. 1,723 million for the three months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Revenue from services decreased 6% from Rs. 524 million for the three months ended September 30, 2000 to Rs. 494 million for the three months ended September 30, 2001, while revenue from products decreased 32% from Rs. 1,800 million for the three months ended September 30, 2000 to Rs. 1,230 million for the three months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the three months ended September 30, 2000, product revenues decreased by 18%. The decrease in revenue from Products was primarily due to a 17% decline in revenues from manufactured products and a 17% decline in revenues from traded products.

        Consumer Care and Lighting revenue decreased 6% from Rs.788 million for the three months ended September 30, 2000, to Rs. 743 million for the three months ended September 30, 2001. This decrease was primarily attributable to a decline in revenues from soap products.

        Revenue from Others increased 46% from Rs. 283 million for the three months ended September 30, 2000, to Rs. 412 million for the three months ended September 30, 2001. This increase was primarily attributable to the acquisition in December 2000 of the minority interest held in KPN Telecom, after which Wipro Net is included in Others.

        Cost of revenue. As a percentage of total revenue, cost of revenue remained at 63% for the three months ended September 30, 2001.

        As a percentage of Global IT Services revenue, cost of Global IT Services revenue increased marginally from 54% for the three months ended September 30, 2000, to 55% for the three months ended September 30, 2001. This increase is attributable to a 16% increase in our offshore rates and a 20% increase in our onsite rates during the three months ended September 30, 2001 over our rates during the three months ended September 30, 2000, which were partially offset by a 7% decline in IT professional utilization rates from 74% in the three months ended September 30, 2000, to 67% in the three months ended September 30, 2001.

        As a percentage of India and AsiaPac IT Services and Products revenue, cost of India and AsiaPac IT Services and Products revenue decreased from 76% for the three months ended September 30, 2000, to 74% for the three months ended September 30, 2001. Our Peripherals Services Division was spun off as a separate legal entity effective September 1, 2000. Our Peripherals Services Division historically had a higher composition of product revenues and consequently higher cost of revenues. The decrease was also due to an increased proportion of services revenue to total revenues which was up from 23% for the three months ended September 30, 2000, to 29% for the three months ended September 30, 2001.

        As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue remained at 73% for the three months ended September 30, 2001.

        As a percentage of revenues, cost of revenues from Others increased from 74% for the three months ended September 30, 2000, to 82% for the three months ended September 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

        Selling, general and administrative expenses. Selling, general and administrative expenses decreased 1% from Rs. 1,101 million for the three months ended September 30, 2000, to Rs. 1,094 million for the three months ended September 30, 2001. The total decrease in selling, general and administrative expenses of Rs. 7 million was attributable to increased expenses of Rs. 81 million in Global IT Services and Products and decreased expenses of Rs. 83 million and Rs. 49 million in India and AsiaPac IT Services and Products and for Consumer Care and Lighting and an increase of Rs. 44 million Others.

        Selling, general and administrative expenses for Global IT Services and Products increased 16% from Rs. 499 million for the three months ended September 30, 2000, to Rs. 580 million for the three months ended September 30, 2001. The increase is primarily due to increases in the number of sales and marketing personnel which rose from 66 in three months ended September 30, 2000 to 89 in three months ended September 30, 2001. The increase is also attributable to the costs of maintaining 7 new sales and marketing offices established in the twelve month period ending September 30, 2001.

        Selling, general and administrative expenses for India and AsiaPac IT Services and Products decreased 20% from Rs. 411 million for the three months ended September 30, 2000, to Rs. 328 million for the three months ended September 30, 2001. This decrease resulted from lower traveling expenses, cost containment initiatives commenced during the current fiscal year ending March 31, 2002 and the reversal of certain expense provisions.

        Selling, general and administrative expenses for Consumer Care and Lighting decreased 36% from Rs. 138 million for the three months ended September 30, 2000, to Rs. 89 million for the three months ended September 30, 2001. Most of the decrease resulted from lower sales promotion expenses.

        Selling, general and administrative expenses for Others increased 83% from Rs. 53 million for the three months ended September 30, 2000, to Rs. 97 million for the three months ended September 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

        OPERATING INCOME

        As a result of the foregoing factors, operating income increased 22% from Rs. 1,687 million for the three months ended September 30, 2000, to Rs. 2,059 million for the three months ended September 30, 2001.

        Other Income (net). Other income (net) increased to Rs. 248 million for the three months ended September 30, 2001, from Rs. 14 million for the three months ended September 30, 2000. The proceeds from our ADR offering and our other cash surpluses have been invested in money market instruments. The increase in other income is primarily due to interest income received on these short-term investments and translation gains arising from restatement, at the current exchange rates, of our short-term investments held outside of India.

        Income taxes. Provision for income taxes increased 6% from Rs. 198 million for the three months ended September 30, 2000, to Rs. 209 million for the three months ended September 30, 2001. Our effective tax rate was reduced to 9% for the three months ended September 30, 2001 from 11% for the three months ended September 30, 2000. The reduction in the effective tax rate was primarily due to lower tax rates and an increase in the proportion of revenues from Global IT Services and Products. A significant portion of revenues from Global IT Services and Products is not currently taxed in India.

        Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased 38% from Rs. 1,530 million for the three months ended September 30, 2000, to Rs. 2,109 million for the three months ended September 30, 2001.

        SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 2001

        Revenue. Our total revenue increased 15% from Rs. 14,012 million for the six months ended September 30, 2000, to Rs. 16,133 million for the six months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the six months ended September 30, 2000, revenues increased by 21%. The total increase in revenue was attributable to an increase of 39% in revenue from Global IT Services and Products, decreases of 26% and 4% in revenue of India and AsiaPac IT Services and Products and Consumer Care and Lighting, respectively, and an increase of 52% in revenue from Others.

        Global IT Services and Products revenue from services increased 34% from Rs. 7,755 million for the six months ended September 30, 2000, to Rs. 10,354 million for the six months ended September 30, 2001. The increase resulted from the growth in the number of clients and the number and size of projects performed for our clients. The total number of clients who accounted for over $1 million in revenue for the period increased from 65 during the six months ended September 30, 2000, to 81 during the six months ended September 30, 2001. The total number of clients who accounted for over $5 million in revenue for the six months increased from 15 during the six months ended September 30, 2000, to 24 during the six months ended September 30, 2001. Over 51 new clients were added during the six months ended September 30, 2001, accounting for 8% of our Global IT Services and Products revenues for the six months ended September 30, 2001. In the six month period ended September 30, 2001, Global IT Services and Products recognized revenues of Rs. 407 million from the sale of hardware and software products. There were no product revenues in the corresponding period of the previous year. Global IT Services and Products revenues increased 39% from Rs. 7,755 million for the six months ended September 30, 2000, to Rs. 10,761 million for the six months ended September 30, 2001

        India and Asia Pac IT Services and Products revenue decreased 26% from Rs. 4,197 million for the six months ended September 30, 2000, to Rs. 3,093 million for the six months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Revenue from services increased 4% from Rs. 945 million for the six months ended September 30, 2000, to Rs. 979 million for the six months ended September 30, 2001, while revenue from products decreased 35% from Rs. 3,252 million for the six months ended September 30, 2000, to Rs. 2,114 million for the six months ended September 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the six months ended September 30, 2000, product revenues decreased by 18%. The decrease in revenue from products was primarily due to a 22% decline in revenues from traded products and an 11% decrease in revenues from manufactured products.

        Consumer Care and Lighting revenue decreased 4% from Rs.1,525 million for the six months ended September 30, 2000, to Rs. 1,468 million for the six months ended September 30, 2001. This decrease was primarily attributable to a decline in revenues from soap products.

        Revenue from Others increased 52% from Rs. 535 million for the six months ended September 30, 2000, to Rs. 811 million for the six months ended September 30, 2001. This increase was primarily attributable to the acquisition in December 2000 of the minority interest held in KPN Telecom, after which Wipro Net is included in Others.

        Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 64% for the six months ended September 30, 2000, to 61% for the six months ended September 30, 2001. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue which accounted for 55% of total revenues for the six months ended September 30, 2000, and rose to 67% of total revenues for the six months ended September 30, 2001. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

        As a percentage of Global IT Services and Products revenue, cost of Global IT Services revenue has remained at 54% for the six months ended September 30, 2001. This increase is attributable to a 15% increase in our offshore rates and an 18% increase in our onsite rates during the six months ended September 30, 2001, over our rates during the six months ended September 30, 2000, which were partially offset by a 9% decline in IT professional utilization rates from 76% in the six months ended September 30, 2000, to 67% in the six months ended September 30, 2001.

        As a percentage of India and AsiaPac IT Services and Products revenue, cost of India and AsiaPac IT Services and Products revenue decreased from 78% for the six months ended September 30, 2000, to 72% for the six months ended September 30, 2001. Our Peripherals Services Division was spun off as a separate legal entity effective September 1, 2000. Our Peripherals Services Division historically had a higher composition of product revenues and consequently higher cost of revenues. The decrease was also due to an increased proportion of services revenue to total revenues which was up from 23% for the six months ended September 30, 2000, to 32% for the six months ended September 30, 2001.

        As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased marginally from 72% for the six months ended September 30, 2000, to 71% for the six months ended September 30, 2001. Most of the decrease as a percentage of revenues resulted from an improvement in operating efficiencies.

        As a percentage of revenues, cost of revenues from Others increased from 75% for the six months ended September 30, 2000, to 80% for the six months ended September 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 3% from Rs. 2,264 million for the six months ended September 30, 2000, to Rs. 2,340 million for the six months ended September 30, 2001. The total increase in selling, general and administrative expenses of Rs. 76 million was attributable to increased expenses of Rs. 51 million in Global IT Services and Products and decreased expenses of Rs. 12 million and Rs. 35 million in India and AsiaPac IT Services and Products and for Consumer Care and Lighting and an increase of Rs. 72 million in Others.

        Selling, general and administrative expenses for Global IT Services and Products increased 4% from Rs. 1,135 million for the six months ended September 30, 2000, to Rs. 1,186 million for the six months ended September 30, 2001. The increase is primarily due to an increase in number of sales and marketing personnel which rose from 66 in the six months ended September 30, 2000 to 89 in the six months ended September 30, 2001. The increase is also attributable to the costs of maintaining 7 new sales and marketing offices established in the twelve month period ending September 30, 2001.

        Selling, general and administrative expenses for India and AsiaPac IT Services and Products decreased 2% from Rs. 675 million for the six months ended September 30, 2000, to Rs. 663 million for the six months ended September 30, 2001. This decrease resulted from lower traveling expenses, cost containment initiatives commenced during the current fiscal year ending March 31, 2002 and the reversal of certain expense provisions.

        Selling, general and administrative expenses for Consumer Care and Lighting decreased 13% from Rs. 269 million for the six months ended September 30, 2000, to Rs. 234 million for the six months ended September 30, 2001. Most of the decrease resulted from lower sales promotion expenses.

        Selling, general and administrative expenses for Others increased 39% from Rs. 185 million for the six months ended September 30, 2000, to Rs. 257 million for the six months ended September 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

        OPERATING INCOME

        As a result of the foregoing factors, operating income increased 40% from Rs. 2,845 million for the six months ended September 30, 2000, to Rs. 3,981 million for the six months ended September 30, 2001.

        Other Income (net). Other income (net) increased to Rs. 432 million for the six months ended September 30, 2001, from Rs. 10 million for the six months ended September 30, 2000. The proceeds from our ADR offering and our other cash surpluses have been invested in money market instruments. The increase in other income is primarily due to interest income received on these short-term investments and translation gains arising from restatement at the current exchange rates, of our short-term investments held outside of India.

        Income taxes. Provision for income taxes increased 41% from Rs. 334 million for the six months ended September 30, 2000, to Rs. 471 million for the six months ended September 30, 2001. Our effective tax rate was reduced to 11% for the six months ended September 30, 2001 from 12% for the six months ended September 30, 2000. The reduction in the effective tax rate was primarily due to lower tax rates and an increase in the proportion of revenues from Global IT Services and Products. A significant portion of revenues from Global IT Services and Products is currently exempt from tax in India.

        Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased 58% from Rs. 2,529 million for the six months ended September 30, 2000, to Rs. 3,997 million for the six months ended September 30, 2001.

        TREND INFORMATION

        Our Global IT Services and Products business segment is subject to fluctuations primarily resulting from factors such as the effect of seasonal hiring which occurs in the quarter ended September 30 and the time required to train and productively utilize new employees, the proportion of services we perform at client sites, exchange rate fluctuations and the size, timing and profitability of new projects.

        Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and Products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

        Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our consumer care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. In the ten quarters ended September 30, 2001, the price of the commodity component of our hydrogenated oil products decreased significantly which resulted in significantly lower revenues from hydrogenated oil products, however growth in revenues from soaps and lighting products has offset this decline in revenue.

        Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

        LIQUIDITY AND CAPITAL RESOURCES

        Our capital requirements relate primarily to financing the growth of our Global IT Services and Products and India and AsiaPac IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent through bank loans.

        For the year ended March 31, 2001, and the six months ended September 30, 2000, and 2001, we generated cash from operations of Rs. 5,078 million, Rs. 1,259 million and Rs. 3,757 million respectively. The increase is attributable to a significant increase in operating income. For the year ended March 31, 2001, and the six months ended September 30, 2000, and 2001, capital expenditure was Rs. 2,815 million, Rs. 1,068 million and Rs. 1,398 million. This expenditure was financed primarily through cash generated from our operations.

        As of September 30, 2001, we had total debt of Rs. 352 million comprising borrowings from a consortium of banks of Rs. 168 million, against a line of credit of Rs. 2,650 million, secured by inventories and accounts receivable and other borrowings of Rs. 184 million, secured by liens over our property, plant and equipment and certain investments.

        We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering in October 2000 of 3,162,500 American Depositary Shares (including the exercise of the underwriter's overallottment option to purchase 412,500 ADSs) representing 3,162,500 Equity Shares, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions, however currently we have no agreements to enter into any material acquisition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        GENERAL

        Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.

        Our exposure to market risk is a function of our borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

        RISK MANAGEMENT PROCEDURES

        We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management. The activities of this department include borrowing strategies, implementing hedging strategies for foreign currency exposures, management of cash resources and ensuring compliance with market risk limits and policies on a daily basis.

        COMPONENTS OF MARKET RISK

        Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk. These factors are discussed in the following paragraphs.

        Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables and foreign currency debt. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Our net exchange rate exposure as of the six months ended September 30, 2000, and 2001 and as of March 31, 2001, was $37.02 million, $11.02 million, and $37.5 million.

        These forward contracts typically mature between one through six months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as not material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended. We estimate that changes in exchange rates will not have a material impact on our operating results or cash flow.

        Interest rate risk. Our interest rate risk primarily arises from our long term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

        As of September 30, 2001, a maturity profile of our debt is set forth below:

         MATURING IN YEAR ENDING SEPTEMBER 30:                  TOTAL
                                                            -------------
                                                            (IN MILLIONS)
         2002......................................              Rs.134
         2003......................................                  20
         2004......................................                  28
         2005......................................                   -
         Thereafter................................                   1
                                                                 ------
                    Total..........................              Rs.183
                                                                 ======

        As of the six months ended September 30, 2000, and 2001, we have interest rate swap agreements outstanding in the notional principal amount of $4.9 million and $1.6 million, which represent hedges of interest rate risk on our foreign currency debt. The counterparties for our interest rate agreements are banks, and we consider the risk of non-performance by the counterparties as not material.

        Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

        Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

        Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

                                  RISK FACTORS

                          RISKS RELATED TO OUR COMPANY

OUR REVENUES ARE DIFFICULT TO PREDICT BECAUSE THEY CAN FLUCTUATE SIGNIFICANTLY GIVEN THE NATURE OF THE MARKETS IN WHICH WE OPERATE. THIS INCREASES THE LIKELIHOOD THAT OUR RESULTS COULD FALL BELOW THE EXPECTATION OF MARKET ANALYSTS, WHICH COULD CAUSE THE PRICE OF OUR EQUITY SHARES AND ADSS TO DECLINE.

Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

        - the size, timing and profitability of significant projects or product orders;

        - the proportion of services we perform at our clients' sites rather than at our offshore facilities;

        - seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

        - seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

        - the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

        -   currency exchange fluctuations.

        Approximately 56% of our total operating expenses in our Global IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

IF WE DO NOT CONTINUE TO IMPROVE OUR ADMINISTRATIVE, OPERATIONAL AND FINANCIAL PERSONNEL AND SYSTEMS TO MANAGE OUR GROWTH, THE VALUE OF OUR SHAREHOLDERS' INVESTMENT MAY BE HARMED.

        We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

        - recruiting and retaining sufficiently skilled technical, marketing and management personnel;

        - providing adequate training and supervision to maintain our high quality standards; and

        -   preserving our culture, values and entrepreneurial environment.

        If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders' investment.

INTENSE COMPETITION IN THE MARKET FOR IT SERVICES COULD AFFECT OUR COST ADVANTAGES, WHICH COULD DECREASE OUR REVENUES.

        The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

WAGES IN INDIA HAVE HISTORICALLY BEEN LOWER THAN WAGES IN THE UNITED STATES AND EUROPE, WHICH HAS BEEN ONE OF OUR COMPETITIVE ADVANTAGES. WAGE INCREASES IN INDIA MAY PREVENT US FROM SUSTAINING THIS COMPETITIVE ADVANTAGE AND MAY REDUCE OUR PROFIT MARGINS.

        Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

THE RECENT RAPID ECONOMIC SLOWDOWN AND TERRORIST ATTACKS IN THE UNITED STATES COULD DELAY OR REDUCE THE NUMBER OF NEW PURCHASE ORDERS WE RECEIVE AND DISRUPT OUR OPERATIONS IN THE UNITED STATES, WHICH COULD AFFECT OUR FINANCIAL RESULTS AND PROSPECTS.

        Approximately 55% of our Global IT Services and Products revenues are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Recent terrorist attacks in the United States have disrupted normal business practices for extended periods of time, reduced business confidence and have generally increased performance pressures on U.S. companies. As a result several clients have delayed purchase orders with us. Continued, or more severe, terrorist attacks in the United States could cause clients in the U.S. to further delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

OUR SUCCESS DEPENDS IN LARGE PART UPON OUR MANAGEMENT TEAM AND OTHER HIGHLY SKILLED PROFESSIONALS. IF WE FAIL TO RETAIN AND ATTRACT THESE PERSONNEL, OUR BUSINESS MAY BE UNABLE TO GROW AND OUR REVENUES COULD DECLINE, WHICH MAY DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

        We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to redeploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

OUR GLOBAL IT SERVICES AND PRODUCTS SERVICE REVENUES DEPEND TO A LARGE EXTENT ON A SMALL NUMBER OF CLIENTS, AND OUR REVENUES COULD DECLINE IF WE LOSE A MAJOR CLIENT.

        While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. General Electric, our largest client in the three months ended September 30, 2000, and Lattice group our largest client in the three months ended September 30, 2001, and General Electric our largest client for the year ended March 31, 2001, accounted for 10%, 8%, and 8% of our Global IT Services and Products revenues, respectively. For the same periods, our ten largest clients accounted for 47%, 44% and 45% of our Global IT Services and Products revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

RESTRICTIONS ON IMMIGRATION MAY AFFECT OUR ABILITY TO COMPETE FOR AND PROVIDE SERVICES TO CLIENTS IN THE UNITED STATES, WHICH COULD HAMPER OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

        If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States the U.S. Immigration and Naturalization Service has increased the level of scrutiny in granting visas to people of South-East Asian origin. This restriction and any other change in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of September 30, 2001, the majority of our personnel in the United States held H-1B visas (655 persons) or L-1 visas (398 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas on the same time schedule as we have previously, or at all.

OUR COSTS COULD INCREASE IF THE GOVERNMENT OF INDIA REDUCES OR WITHHOLDS TAX BENEFITS AND OTHER INCENTIVES IT PROVIDES TO US.

        Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated "Software Technology Parks" in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended September 30, 2000, 2001, and the year ended March 31, 2001, we realized tax benefits of Rs. 944 million, Rs.1,377 million and Rs. 1,104 million, respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The recently enacted Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. The Finance Act, 2000 also phases out the income tax deduction for profits derived from exporting technology services over the next five years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

WE FOCUS ON HIGH-GROWTH INDUSTRIES, SUCH AS NETWORKING AND COMMUNICATIONS. ANY DECREASE IN DEMAND FOR TECHNOLOGY IN SUCH INDUSTRIES MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES, WHICH MAY IMPAIR OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

        Approximately 52% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

OUR FAILURE TO COMPLETE FIXED-PRICE, FIXED-TIME FRAME CONTRACTS ON BUDGET AND ON TIME MAY NEGATIVELY AFFECT OUR PROFITABILITY, WHICH COULD DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

        We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

DISRUPTIONS IN TELECOMMUNICATIONS COULD HARM OUR SERVICE MODEL, WHICH COULD RESULT IN A REDUCTION OF OUR REVENUES.

        A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL THAT COULD HARM OUR OPERATING RESULTS.

        While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES THAT MAY HARM OUR PERFORMANCE, DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

        We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

WE MAY BE LIABLE TO OUR CLIENTS FOR DAMAGES CAUSED BY SYSTEM FAILURES, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

        Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

        We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

REGIONAL CONFLICTS IN SOUTH ASIA COULD ADVERSELY AFFECT THE INDIAN ECONOMY, DISRUPT OUR OPERATIONS AND CAUSE OUR BUSINESS TO SUFFER.

        South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. The potential for such hostilities has recently increased as a result of terrorist attacks in the U.S. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

POLITICAL INSTABILITY OR CHANGES IN THE GOVERNMENT IN INDIA COULD DELAY THE LIBERALIZATION OF THE INDIAN ECONOMY AND ADVERSELY AFFECT ECONOMIC CONDITIONS IN INDIA GENERALLY, WHICH COULD IMPACT OUR FINANCIAL RESULTS AND PROSPECTS.

        Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

INDIAN LAW LIMITS OUR ABILITY TO RAISE CAPITAL OUTSIDE INDIA AND MAY LIMIT THE ABILITY OF OTHERS TO ACQUIRE US, WHICH COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO A TRANSACTION THAT IS IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

        Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

INDIAN LAW IMPOSES FOREIGN INVESTMENT RESTRICTIONS THAT LIMIT A HOLDER'S ABILITY TO CONVERT EQUITY SHARES INTO ADSS, WHICH MAY CAUSE OUR EQUITY SHARES TO TRADE AT A DISCOUNT OR PREMIUM TO THE MARKET PRICE OF OUR ADSS.

        Recently the government of India has permitted two-way fungibility of ADRs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

        Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

OUR ABILITY TO ACQUIRE COMPANIES ORGANIZED OUTSIDE INDIA DEPENDS ON THE APPROVAL OF THE GOVERNMENT OF INDIA. OUR FAILURE TO OBTAIN APPROVAL FROM THE GOVERNMENT OF INDIA FOR ACQUISITIONS OF COMPANIES ORGANIZED OUTSIDE INDIA MAY RESTRICT OUR INTERNATIONAL GROWTH, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

        The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

        - if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADS offering; and

        - if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

        We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

THE LAWS OF INDIA DO NOT PROTECT INTELLECTUAL PROPERTY RIGHTS TO THE SAME EXTENT AS THOSE OF THE UNITED STATES, AND WE MAY BE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS. UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY MAY RESULT IN DEVELOPMENT OF TECHNOLOGY, PRODUCTS OR SERVICES WHICH COMPETE WITH OUR PRODUCTS.

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

        The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non- infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        We are not currently a party to any material legal proceedings.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

        On October 19, 2000, we completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

        We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

        From the date of receipt, net proceeds from the offering have been invested in highly liquid money market instruments. No part of the net proceeds were used for any of the uses of proceeds stated in the Registration Statement and the funds are reserved for general corporate purposes. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

        None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

        a. We held our Annual General Meeting of shareholders (AGM) and Extraordinary General Meeting of shareholders (EGM) on July 19, 2001.

        b. The following directors retired by rotation at the AGM held on July 19, 2001 and, being eligible for re-election, offered themselves for re-election as directors of the Company:

        Name

        Dr. Ashok Ganguly -- Elected Unanimously
        Dr. Jagdish N. Sheth -- Elected Unanimously
        Mr. P.S. Pai -- Elected Unanimously

        The following other directors term of office continued without retirement or re-election:

        Azim H. Premji
        Hamir K. Vissanji
        N. Vaghul
        Vivek Paul
        B.C. Prabhakar

        c. The following is a brief description of the matters voted upon our AGM held on July 19, 2001, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

ORDINARY BUSINESS:
---------------------------------------------------------------------------------------------------------------------
                                                                                   VOTES
                                                                    VOTES         AGAINST/            ABSTENTIONS/
          BRIEF DESCRIPTION OF THE MATTER PUT TO VOTE               FOR *         WITHHELD           BROKER NON-VOTES
---------------------------------------------------------------------------------------------------------------------
1.      To receive, consider and adopt the Balance Sheet as          186             0                      0
        at March 31, 2001 and the Profit and Loss Account
        for the year ended on that date and the Report of
        Directors and Auditors thereon
---------------------------------------------------------------------------------------------------------------------

2.      To declare final dividend on equity shares                   186             0                      0
---------------------------------------------------------------------------------------------------------------------

3.      To appoint Dr. Ashok Ganguly as Director to fill the         186             0                      0
        vacancy left by his retirement by rotation

---------------------------------------------------------------------------------------------------------------------

4.      To appoint Dr. Jagdish N. Sheth as Director to fill          186             0                      0
        the vacancy left by his retirement by rotation

---------------------------------------------------------------------------------------------------------------------

5.      To appoint Mr. P.S. Pai as Director to fill the              186             0                      0
        vacancy left by his retirement by rotation

---------------------------------------------------------------------------------------------------------------------

6.      To appoint N.M. Raiji & Co., Chartered Accountants,          186             0                      0
        as auditors to hold office from the conclusion of
        the next Annual General Meeting and to fix their
        remuneration

---------------------------------------------------------------------------------------------------------------------

7.      To appoint KPMG, India as auditors to hold office            186             0                      0
        for the purpose of conducting audit under the United
        States Generally Accepted Accounting Principles
        (USGAAP) module and fix their remuneration
---------------------------------------------------------------------------------------------------------------------

SPECIAL BUSINESS:
---------------------------------------------------------------------------------------------------------------------
                                                                                   VOTES
                                                                    VOTES         AGAINST/            ABSTENTIONS/
          BRIEF DESCRIPTION OF THE MATTER PUT TO VOTE               FOR *         WITHHELD           BROKER NON-VOTES
---------------------------------------------------------------------------------------------------------------------
        To approve by way of a Special Resolution in terms           186             0                      0
        of Section 269, 301, 311 and other applicable
        provisions, if any, under the Companies Act, 1956,
        the re-appointment of Mr. Azim H. Premji, Chairman
        and Managing Director of the Company for a further
        period of two years with effect from December 31,
        2000 and ending on December 31, 2002 as well as the
        payment of salary, commission and perquisites,
        subject to the overall ceiling of the total
        managerial remuneration for each year as provided
        under Section 309 of the Companies Act,

---------------------------------------------------------------------------------------------------------------------
                                                                                   VOTES
                                                                    VOTES         AGAINST/            ABSTENTIONS/
          BRIEF DESCRIPTION OF THE MATTER PUT TO VOTE               FOR *         WITHHELD           BROKER NON-VOTES
---------------------------------------------------------------------------------------------------------------------
         1956.

        d. The following is a brief description of the matter voted upon at our EGM held on July 19, 2001 pursuant to the Order dated June 8, 2001 passed by the Honourable High Court of Karnataka at Bangalore, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

SPECIAL BUSINESS
---------------------------------------------------------------------------------------------------------------------
                                                                                   VOTES
                                                                    VOTES         AGAINST/            ABSTENTIONS/
          BRIEF DESCRIPTION OF THE MATTER PUT TO VOTE               FOR *         WITHHELD           BROKER NON-VOTES
---------------------------------------------------------------------------------------------------------------------
        To consider and if though fit, approve with or               57              0                      0
        without modifications the arrangement as embodied
        in the Scheme of Amalgamation between Wipro Net
        Limited and Wipro Limited.


* Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

        Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.

        The votes represent the number of votes in a show of hands. No poll was demanded during the AGM and EGM.

ITEM 5. OTHER INFORMATION

        None.

ITEM 6. EXHIBITS AND REPORTS

        The Exhibit Index attached hereto is incorporated by reference to this item.

                                 EXHIBIT INDEX

      EXHIBIT
       NUMBER                          DESCRIPTION OF DOCUMENT
      --------                         -----------------------
        2.1 Scheme of Amalgamation between Wipro Net Limited and Wipro Limited dated April 1, 2001.

       *3.1         Articles of Association of Wipro Limited, as amended.

       *3.2         Memorandum of Association of Wipro Limited, as amended.

       *3.3         Certificate of Incorporation of Wipro Limited, as amended.

       *4.1 Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

       *4.2         Wipro's specimen certificate for equity shares.

       19.1 Wipro Quarterly report to the shareholders for the quarter ended September 30, 2001.






* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 14, 2001             WIPRO LIMITED





                                     By: /s/ Suresh C. Senapaty
                                         ______________________________________
                                         Suresh C. Senapaty
                                         Executive Vice President, Finance

                                 EXHIBIT INDEX

      EXHIBIT
       NUMBER                          DESCRIPTION OF DOCUMENT
      --------                         -----------------------
        2.1 Scheme of Amalgamation between Wipro Net Limited and Wipro Limited dated April 1, 2001.

       *3.1         Articles of Association of Wipro Limited, as amended.

       *3.2         Memorandum of Association of Wipro Limited, as amended.

       *3.3         Certificate of Incorporation of Wipro Limited, as amended.

       *4.1 Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

       *4.2         Wipro's specimen certificate for equity shares.

       19.1 Wipro Quarterly report to the shareholders for the quarter ended September 30, 2001.


* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.